UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(August 16, 2013)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Notice of Meeting

2.

Management Information Circular

3.

Annual Report Year Ended December 31, 2012

4.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: August 16, 2013

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual and special meeting of shareholders (the “Meeting”) of DIVERSINET CORP. (the “Corporation”) will be held at the offices of the Corporation, 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario, on Wednesday September 11, 2013 at the hour of 10:00 o’clock in the morning (Toronto time), for the following purposes:

1.

To consider and receive the financial statements of the Corporation for the year ended December 31, 2012, together with the report of the auditors thereon;

2.

To approve as a special resolution, the sale of substantially all of the assets of the Corporation as described in the enclosed management information circular of the Corporation;

3.

To approve as a special resolution, (i) the voluntary winding up of the Corporation pursuant to the Business Corporations Act (Ontario) at a time to be determined by the Directors of the Corporation, (ii) the plan of liquidation and distribution substantially in the form attached hereto as Schedule C, and (iii) one or more distributions to shareholders of any remaining property of the Corporation under the voluntary winding up by way of a return of capital;

4.

To elect directors;

5.

To appoint auditors and authorize the directors to fix their remuneration; and,

6.

To transact such other business as may properly come before the Meeting or any adjournments thereof.

Holders of common shares who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy in the envelope provided for that purpose.

The Corporation’s financial statements for the year ended December 31, 2012, the report of the auditors thereon to the shareholders, a management information circular and a form of proxy are enclosed herewith.

The Board of Directors has fixed the close of business on August 6, 2013 as the record date for the determination of holders of common shares entitled to notice of the Meeting and any adjournments thereof.

The Board of Directors has by resolution fixed the close of business on the second business day preceding the day of the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays) as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation or its transfer agent.

DATED at Toronto this 12th day of August 2013.

By Order of the

Board of Directors

/s/ Bret Jorgensen

Bret Jorgensen

Chairman

Attachments:

Form of Proxy and Management Information Circular

2012 Annual Report

DIVERSINET CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY SEPTEMBER 11, 2013

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of DIVERSINET CORP. (“Corporation” or “Diversinet”) for use at the Annual and Special Meeting of Shareholders (“Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of the Meeting (“Notice of Meeting”).  It is expected that the solicitation will be by mail primarily, but regular employees of the Corporation may also solicit proxies personally.  The cost of solicitation will be borne by the Corporation.  Unless otherwise indicated, all dollar amounts are in U.S. dollars.

The Corporation may also pay brokers or other persons holding common shares of the Corporation (“common shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy material to beneficial owners and obtaining their proxies.

No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation.  A shareholder of the Corporation (“shareholder”) has the right to appoint a person (who need not be a shareholder) to attend and act for the shareholder on the shareholder’s behalf at the Meeting or any adjournments thereof other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivery of the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof (excluding Saturdays, Sundays and holidays).

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.  The common shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by the shareholder’s attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent, Computershare Investor Services Inc., at 100 University Avenue, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used, or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such common shares will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof.  At the time of printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

NON-REGISTERED HOLDERS

While only registered shareholders or the persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting, in many cases, common shares beneficially owned by a holder (“Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (“Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as CDS and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy, and the 2012 Annual Report (collectively, “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  The Non-Registered Holder need not sign this form of proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above; or

(b)

more typically, be given a voting instruction form that must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at August 12, 2013, the Corporation had 43,496,847common shares issued and outstanding.  Each common share entitles the registered holder thereof to one vote at all meetings of shareholders.

The Corporation has fixed August 6, 2013, as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting.  In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Corporation will prepare a list of holders of common shares at the close of business on the record date.  Each holder of common shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the common shares shown opposite the shareholder’s name on the list.

To the knowledge of the directors and executive officers of the Corporation, except as noted below, no person beneficially owns or exercises control or direction, directly or indirectly, over voting securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation.  Albert Wahbe owns 9,187,500 common shares (representing approximately 21.1% of the issued and outstanding common shares of the Corporation).  Mr. James B. Wigdale Jr. is the control person of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC.  Lakefront Partners, LLC and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.  Together, Mr. Wigdale and Lakefront Partners, LLC currently hold 5,323,534 common shares (representing approximately 12.2% of the issued and outstanding common shares of the Corporation).

BUSINESS TO BE TRANSACTED AT THE MEETING

A.

Financial Statements

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2012 and the report of the auditors thereon form part of the 2012 Annual Report that accompanies this Circular.

B.

Sale of Assets

Pursuant to the terms of an asset purchase agreement (the “Purchase Agreement”) dated as of August 8, 2013 between the Corporation and certain subsidiaries of IMS Health Incorporated (“IMS”), the Corporation has agreed to sell substantially all of its assets including all of its intellectual property, software and certain of its customer contracts (the “Sale Transaction”).  The Corporation will be retaining its cash, accounts receivable, non-essential office equipment, accounts payable and accrued liabilities which do not form part of the Sale Transaction.  The closing of the Sale Transaction is expected to occur on or about September 16, 2013 (the “Closing Date”).

The Directors of the Corporation unanimously approved the Sale Transaction on August 7, 2013.  A special resolution approving the Sale Transaction, substantially in the form set out below (the “Sale Transaction Resolution”), will be presented at the Meeting.  To be approved, the Sale Transaction Resolution must be passed by two-thirds of the votes cast in respect thereof at the Meeting.

Unless otherwise directed, the shares represented by the enclosed form of proxy will be voted in favour of the passing, with or without amendment, of the Sale Transaction Resolution.

Background to Sale of Assets

As discussed in the Corporation’s annual report for the fiscal year ended December 31, 2012, management of the Corporation has been reviewing various strategic options in order to enhance shareholder value.  The Corporation has not realized a sufficient level of sales of its product and services in recent years to support its operations and has incurred significant losses from operations and used significant amounts of cash in operating activities during 2012 and 2011.  Management has forecasted that the Corporation’s current levels of cash and cash equivalents will likely not be sufficient to fund operating activities and other commitments for more than the next 12 months without obtaining additional financing.  As a result of the foregoing, there is a substantial doubt as to whether the Corporation will be able to continue as a going concern and realize its assets and pay its liabilities as they become due.  The range of possible courses of action considered by the Corporation included winding down the business and the sale of the business, or a combination of the foregoing.  During 2012, the Board formed a special committee with a mandate to review opportunities relating to financing, strategic partners and commercial relationships.  The Corporation, with the assistance of the special committee, engaged Craig-Hallum Capital Group LLC. (“Craig-Hallum”), as its financial advisor on January 17, 2013 to explore strategic opportunities.  Craig-Hallum approached a number of potential parties and has engaged in discussions with representatives of a number of other companies in Canada and the United States with a view to determining their interest in various forms of transactions.

On June 21, 2013 the Corporation and IMS executed a non-binding letter of intent that outlined some general parameters of a proposed purchase by IMS of the Corporation’s assets.  During the period from June 2013 to August 2013, the Corporation, IMS and their respective representatives engaged in negotiations with a view to reaching a definitive asset purchase agreement with respect to the proposed sale.  At a meeting held on August 7, 2013, the special committee recommended to the Board of Directors that a draft of the definitive asset purchase agreement be approved and the Board approved the draft and authorized the Chairman and the Chief Financial Officer of the Corporation to negotiate the remaining outstanding issues and enter into a definitive asset purchase agreement.  The Corporation and IMS finalized and entered into the definitive Purchase Agreement in the evening of August 8, 2013, the signing of which was announced prior to the opening of markets on August 9, 2013.

Summary of Sale Transaction

The following is a summary of the material terms of the Purchase Agreement and is qualified in its entirety by reference to the specific terms and conditions of such agreement.  A copy of the Purchase Agreement has been filed and is available for review through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com and on EDGAR at www.sec.gov

All capitalized terms in this section not otherwise defined in the Circular shall have the meanings given such terms in the Purchase Agreement.

Assets to be Sold

Pursuant to the Purchase Agreement, IMS has agreed to purchase from the Corporation the Purchased Assets, which primarily consist of the Corporation’s intellectual property, software, patents and patent applications and certain customer agreements held by the Corporation.  Certain assets were agreed to be excluded from the Sale Transaction and such will remain with the Corporation.

Purchase Price

The aggregate consideration for the Assets shall be satisfied by the payment of approximately US$3,500,000 (the “Purchase Price”) on the Closing Date, subject to certain conditions, as described in the Purchase Agreement.

Representations and Warranties

The Corporation has made representations and warranties in favour of IMS regarding various facts pertinent to the Sale Transaction, including, among other things, the authority of the Corporation to execute and deliver the Purchase Agreement, material contracts, intellectual property matters, regulatory approvals, employee matters and tax matters.  IMS has made representations and warranties in favour of the Corporation regarding, among other things, the authority of IMS to execute and deliver the Purchase Agreement, tax registrations and required approvals.

Employees

Upon, and as a result of IMS’s acquisition of the Purchased Assets, IMS shall assume responsibility for some of the research and development employees of the Corporation.  Notwithstanding the foregoing, the Corporation shall retain some of its senior management employees and certain other employees to assist it with the administration of the Corporation.  The employees assumed by IMS are hereinafter referred to as the “Employees”.

Conditions Precedent to Obligations of IMS

The completion of the Sale Transaction is subject to the following conditions in favour of IMS, each of which may be waived by IMS:

(a)

the representations and warranties of the Corporation shall be true and correct in all material respects;

(b)

the Corporation shall have performed or complied in all material respects with its agreements and covenants contained in the Purchase Agreement required to be performed or complied with at or prior to the Closing Time;

(c)

the Corporation shall have obtained requisite shareholder approval of the Sale Transaction;

(d)

certain employees of the Corporation shall have accepted offers of employment from IMS;

(e)

the Corporation shall have received and delivered to IMS all required consents, approvals, waivers or assurances required pursuant to the Purchase Agreement;

(f)

there shall have occurred no change having a Material Adverse Effect on the Corporation;

(g)

there shall be no claims, investigations, arbitrations or other proceedings pending or threatened against the Corporation or the Purchased Assets that would reasonably be expected to have a Material Adverse Effect on the Corporation;

(h)

no applicable law shall have been enacted, issued, promulgated or enforced by any governmental authority which enjoins or otherwise prohibits the purchase and sale of the Purchased Assets; and

(i)

certain agreements ancillary to the Purchase Agreement shall have been executed by the Corporation.

Conditions Precedent to Obligations of the Corporation

The completion of the Sale Transaction is also subject to a number of conditions in favour of the Corporation, each of which may be waived by the Corporation:

(a)

the representations and warranties of IMS shall be true and correct;

(b)

IMS shall have performed or complied with its agreements and covenants contained in the Purchase Agreement required to be performed or complied with at or prior to the Closing Time;

(c)

the Corporation shall have obtained requisite shareholder approval of the Sale Transaction;

(d)

no applicable law shall have been enacted, issued, promulgated or enforced by any governmental authority which enjoins or otherwise prohibits the purchase and sale of the Purchased Assets; and

(e)

certain agreements ancillary to the Purchase Agreement shall have been executed by IMS.

Indemnification

The Corporation will indemnify IMS for any damages IMS may suffer as a result of or in connection with, among other things, the Corporation’s breach of any of its representations, warranties, or covenants under the Purchase Agreement or any ancillary documents.

IMS will indemnify the Corporation for any damages the Corporation may suffer as a result of or in connection with, among other things, IMS’s breach of any of its representations, warranties, or covenants under the Purchase Agreement or any ancillary documents.

Survival Periods

The representations and warranties of the Corporation contained in the Purchase Agreement shall survive the Closing of the Sale Transaction and, notwithstanding the closing of the Sale Transaction, shall continue until the date that is the earliest of (i) certain specified dates in advance of the winding-up, liquidation or dissolution of the Corporation; (ii) for representations and warranties related to taxes, 90 days after all relevant governmental authorities are no longer entitled to assess or reassess the Corporation or its subsidiaries in respect of the tax in question;  and (ii) a period of two years from the Closing Date.

Costs

IMS and the Corporation shall be responsible for their respective costs associated with the Sale Transaction, except that IMS shall be responsible for all fees and expenses of the Escrow Agent (as defined below).

Escrow Arrangements

Concurrent with the execution and delivery of the Purchase Agreement, IMS will deposit US$1,750,000 in an interest bearing account.  These funds are to be held by Wells Fargo Bank National Association, as escrow agent (the “Escrow Agent”), and will be released pursuant to the terms of an escrow agreement entered into between the Escrow Agent, IMS and the Corporation, which will include the release of such escrow on the earliest of (i) the date that is 12 months after the Closing Date; and (ii) certain specified dates in advance of the winding-up, liquidation or dissolution of the Corporation.

Solicitation/Superior Proposals/Right to Match

The Corporation is prohibited from soliciting any alternative transactions to the Sale Transaction (an “Acquisition Proposal”) but if a bona fide Acquisition Proposal, which was not solicited or encouraged by management, is presented in writing to the Board of Directors of the Corporation following the date of the Purchase Agreement and prior to the date shareholder approval of the Sale Transaction is obtained and the Board of Directors of the Corporation determines in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal is or could reasonably result in a transaction more favourable, from a financial point of view, to the Corporation’s shareholders than the Sale Transaction, taking into account the likelihood of consummation and adequate financing of such alternate transaction and the ability of the Corporation to pay the requisite break-up fee (a “Superior Proposal”), then IMS has 5 business days to match the Superior Proposal, failing which the Corporation may terminate the Purchase Agreement and proceed with the Superior Proposal after paying a break-up fee to IMS of $750,000.

Termination of Agreement

The Purchase Agreement may be terminated in the following circumstances:

(a)

by mutual written agreement of IMS and the Corporation;

(b)

by the Corporation if (i) IMS breaches any of its representations, warranties or covenants (in which case, IMS must pay a break-up fee to the Corporation in the amount of $250,000); or (ii) the closing conditions to be satisfied by IMS at or prior to the Closing Date are not fulfilled, satisfied or waived prior to the Closing Date (see “Conditions Precedent to Obligations of the Corporation”);

(c)

by IMS if (i) the Corporation materially breaches any of its representations, warranties or covenants (in which case, the Corporation must pay a break-up fee to IMS in the amount of $150,000); (ii) the closing conditions to be satisfied by the Corporation at or prior to the Closing Date are not fulfilled, satisfied or waived prior to the Closing Date (see “Conditions Precedent to Obligations of IMS”), or (iii) if closing has not occurred within 90 days of execution of the Purchase Agreement; or

(d)

by the Corporation in order to accept and enter into a written agreement with respect to a Superior Proposal (other than a confidentiality agreement).

Opinion of Financial Advisor to the Diversinet Board of Directors

At the meeting of the board of directors of Diversinet on August 7, 2013, Craig-Hallum Capital Group LLC. (“Craig-Hallum”) rendered its oral opinion to the board of directors of Diversinet that, as of such date and based upon and subject to the factors, assumptions and limitations set forth in its written opinion and described below, the purchase price in the transaction was fair from a financial point of view to Diversinet.  Craig-Hallum subsequently confirmed its oral opinion by delivering its written opinion, dated August 7, 2013, to the board of directors of Diversinet.

The full text of the written opinion of Craig-Hallum, dated August 7, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitation on the review undertaken in rendering its opinion, is attached to this Circular as Schedule A and incorporated by reference herein.  The summary of Craig-Hallum’s opinion set forth in this Circular is qualified in its entirety by reference to the full text of the opinion.  Stockholders should read this opinion carefully and in its entirety.  Craig-Hallum’s opinion is directed to the board of directors of Diversinet, addresses only the fairness, from a financial point of view, of the purchase price paid to Diversinet pursuant to the Asset Purchase Agreement as of the date of the opinion, and does not address any other aspect of the transaction or the relative merits of the proposed transaction compared to any alternative business strategy or transaction in which Diversinet might engage.  Craig-Hallum provided its advisory services and opinion for the information and assistance of the board of directors of Diversinet in connection with its consideration of the proposed transaction.  The opinion of Craig-Hallum does not constitute a recommendation as to how any stockholder should vote with respect to the proposed transaction.  In addition, this opinion does not in any manner address the prices at which Diversinet common stock will trade following the completion of the transaction.  The Craig-Hallum opinion was approved by Craig-Hallum’s fairness committee.

In addition, Craig-Hallum’s opinion was just one of the many factors taken into consideration by the Diversinet board of directors when considering the transaction and the transaction agreement.  Consequently, Craig-Hallum’s analysis should not be viewed as determinative of the decision of the board of directors with respect to the fairness, from a financial point of view, of the purchase price paid to Diversinet pursuant to the asset purchase agreement as of the date of the opinion.

In arriving at its opinion, Craig-Hallum, among other things:

•

Reviewed a draft dated August 7, 2013 of the asset purchase agreement;

•

Reviewed certain business, financial and other information and data with respect to Diversinet and publicly available or made available to Craig-Hallum from internal records of Diversinet;

•

Reviewed certain internal financial projections for Diversinet furnished to Craig-Hallum by the management of Diversinet;

•

Conducted discussions with members of the senior management of Diversinet with respect to the business and prospects of Diversinet;

•

Reviewed the reported prices and trading activity of Diversinet’s common stock and similar information for certain other companies deemed by Craig-Hallum to be comparable to Diversinet;

•

Compared the financial performance of Diversinet with that of certain other publicly traded companies deemed by Craig-Hallum to be comparable to Diversinet;

•

Reviewed the financial terms, to the extent publicly available, of certain comparable asset sale transactions; and

•

Conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Craig-Hallum has deemed necessary and appropriate in arriving at its opinion.

General

In reaching its conclusion as to the fairness of the transaction consideration and in its presentation to the board of directors, Craig-Hallum did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion.  The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description.  Craig-Hallum believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

The analyses of Craig-Hallum are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses.  Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold.  No company or transaction used in any analysis for purposes of comparison is identical to Diversinet or the transaction.  Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which Diversinet were compared and other factors that could affect the public trading value of the companies.

For purposes of its opinion, Craig-Hallum relied upon and assumed the accuracy, completeness and fairness of the financial, accounting and other information discussed with Craig-Hallum, reviewed by Craig-Hallum, provided to or otherwise made available to Craig-Hallum, and has not attempted to independently verify, and has not assumed responsibility for the independent verification of, such information.  Craig-Hallum relied upon the assurances of the management and board of directors of Diversinet that the information provided to it by Diversinet was prepared on a reasonable basis in accordance with industry practice, and the financial planning data and other business outlook information reflects the best currently available estimates and judgment of management, and management was not aware of any information or facts that would make the information provided to Craig-Hallum incomplete or misleading.  Craig-Hallum expressed no opinion as to such financial planning data and other business outlook information or the assumptions on which they are based.

For purposes of its opinion, Craig-Hallum assumed that the transaction will be consummated pursuant to the terms of the asset purchase agreement without material modifications thereto and without waiver by any party of any material conditions or obligations there under.  Craig-Hallum undertook no independent analysis of any owned or leased real estate, or any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which Diversinet or its affiliates was a party or may be subject and Craig-Hallum’s opinion made no assumption concerning and therefore did not consider the possible assertion of claims, outcomes or damages arising out of any such matters.

In arriving at its opinion, Craig-Hallum did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Diversinet.  Craig-Hallum expressed no opinion regarding the liquidation value of any entity or its assets.  Craig-Hallum undertook no independent analysis of any outstanding, pending or threatened litigation, material claims, possible unasserted claims or other contingent liabilities to which Diversinet or any of its affiliates is a party or may be subject, or of any other governmental investigation of any possible unasserted claims or other contingent liabilities to which Diversinet or any of its affiliates is or may be subject.  Craig-Hallum’s opinion made no assumption concerning, and did not consider, the potential effects of any such litigation, claims, investigations or possible assertions of claims, or the outcomes or damages arising out of any such matters.  Craig-Hallum analyzed Diversinet as a going concern and assumed that IMS Health would be responsible for any liabilities that arise in the ordinary course of operating the assets after the closing of the transaction.  The opinion is based on information available to Craig-Hallum and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion.  Events occurring after that date could materially affect the assumptions used in preparing the opinion.  Craig-Hallum has not undertaken to and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

The board of directors of Diversinet selected Craig-Hallum because Craig-Hallum is a nationally recognized investment banking firm and because, as a customary part of its investment banking business, Craig-Hallum is engaged in the valuation of businesses and their securities in connection with transactions and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes.  In the ordinary course of its business, Craig-Hallum and its affiliates may actively trade securities of Diversinet for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Under the terms of the engagement letter dated January 16, 2013, Craig-Hallum acted as Diversinet’s financial advisor in connection with the transaction and will receive a fee of $300,000 from Diversinet, all of which, except for the fairness opinion fee discussed in this paragraph and a monthly retainer of $7,500 per month previously paid for fourth months, is contingent upon the consummation of the transaction.  The fairness opinion fee was not contingent upon the consummation of the transaction or the conclusions reached in Craig-Hallum’s opinion.  The fairness opinion fee and the monthly retainer will be credited against the fee for financial advisory serviced described in the preceding sentence.  Diversinet has agreed to pay Craig-Hallum a fee of $125,000 for rendering its fairness opinion to Diversinet’s board of directors.  In addition, Diversinet has agreed to reimburse Craig-Hallum for reasonable expenses incurred in connection with the engagement and to indemnify Craig-Hallum against certain liabilities that may arise out of its engagement by Diversinet and the rendering of the opinion.

Use of Proceeds

Uncertainty exists in respect of the Corporation’s ongoing operations.  Although management of the Corporation believes that it has established a reasonable liability provision for its outstanding obligations, the Board of Directors believes that it is not appropriate to distribute the proceeds from the Sale Transaction until substantial progress is made in resolving such outstanding obligations through a wind up process of the Corporation.  As described below (See Voluntary Winding Up of the Corporation) it is intended that the Corporation, subject to shareholder approval, be wound up and that it complete the plan of liquidation and distribution (the “Plan of Liquidation and Distribution”) attached as Exhibit C hereto.

Business of the Corporation After the Sale Transaction

Following completion of the Sale Transaction, the Corporation will no longer own any of its intellectual property, software and certain of its customer contracts.  The Corporation will, through the Plan of Liquidation and Distribution, continue to work to arrive at fair and reasonable settlements for its outstanding obligations.  Following completion of the Sale Transaction, the Corporation will have approximately $3,388,000 in cash and cash equivalents, (with an additional $1,750,000 held in escrow with the Escrow Agent) which amount is believed to be in excess of obligations of the Corporation.  The Corporation will invest such funds in short-term debt instruments and, other value-enhancing opportunities, if and when available.

Share Capitalization After the Sale Transaction

The Sale Transaction contemplates a sale of the Purchased Assets and thus will not affect the authorized share capital of the Corporation, nor will it alter the number and kind of issued and outstanding securities of the Corporation.  Upon settlement of all or substantially all of the outstanding obligations, the Corporation, through the Plan of Liquidation and Distribution may determine to provide shareholders with a return of capital, in order to distribute some of the proceeds from the Sale Transaction to shareholders.

Risk Factors

Shareholders should carefully consider the risk factors relating to the Sale Transaction listed below and those identified elsewhere in this Circular before deciding how to vote or instruct their vote to be cast to approve the Sale Transaction Resolution.

There can be no certainty that all conditions precedent to the Sale Transaction will be satisfied

The completion of the Sale Transaction is subject to a number of conditions precedent, certain of which are outside the control of the Corporation.  There can be no certainty that these conditions will be satisfied.

The Corporation will cease to carry on an active software business.

Following the completion of the Sale Transaction, the Corporation will not own any of its intellectual property, software and certain of its customer contracts.  The Corporation will have limited assets and some cash reserves but will not have any immediate business opportunities in which to employ such cash reserves.

Stock exchange listing and status as a reporting issuer

There can be no assurances that the Corporation will be able to continue to meet the OTCQB listing requirements following the Sale Transaction.  If the Corporation does not meet the OTCQB listing requirements, the common shares may be suspended from trading and/or delisted from the OTCQB.  If the common shares are no longer quoted on the OTCQB, there can be no assurance that the common shares would be listed on another exchange.  The Corporation’s common shares will be delisted from the TSX Venture Exchange effective on or about August 13, 2013.

Dissent Rights

Under the provisions of section 185 of the OBCA, a registered shareholder of the Corporation is entitled to send to the Corporation a written objection to the Sale Transaction Resolution in respect of approval of the Sale Transaction.  In addition to any other right a holder of common shares may have, a registered shareholder of the Corporation who complies with the dissent procedure under section 185 of the OBCA is entitled to be paid the fair market value of the common shares held by the shareholder in respect of which such shareholder dissents, determined as at the close of business on the day before the Sale Transaction Resolution is adopted.

Section 185 of the OBCA is set out in Schedule B hereto.

Holders of common shares who may wish to dissent are referred to such schedule.  A shareholder may only exercise the right to dissent under section 185 of the OBCA in respect of common shares which are registered in that shareholder’s name.  Failure to comply strictly with the provisions of the OBCA may result in loss or unavailability of the right to dissent.  The execution or exercise of a proxy does not constitute a written objection for the purposes of section 185 of the OBCA.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote in favour of the resolution listed below approving the Sale Transaction with IMS.  In order to be effective, the resolution must be passed by the affirmative vote of a two-thirds majority of the votes cast at the Meeting with respect to such resolution.  Unless the shareholder directs that the shareholder’s common shares are to be voted against the Sale Transaction to IMS, the persons named in the enclosed form of proxy intend to vote for such resolution.  Approval of this proposed Sale Transaction would give the Board of Directors authority to complete the Sale Transaction as described herein.

RESOLUTION OF SHAREHOLDERS APPROVING THE SALE TRANSACTION

1.

The sale by the Corporation of substantially all of the assets of the Corporation (the “Sale Transaction”) upon the terms and conditions set forth in the asset purchase agreement dated as of August 8, 2013 between the Corporation, IMS Health Canada Inc. and IMS Software Services Ltd,. as summarized in the management information circular of the Corporation dated August 12, 2013, and subject to such amendments thereto as may be approved by any officer or director of the Corporation (such approval to be conclusively evidenced by such person’s execution of an amendment to such asset purchase agreement) is hereby authorized and approved.

2.

Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

3.

Notwithstanding the approval of this resolution by the shareholders of the Corporation, the Board of Directors of the Corporation is hereby authorized to revoke this resolution at any time prior to the completion of the Sale Transaction and abandon the Sale Transaction without further approval of the shareholders of the Corporation if it determines at its discretion that it would be in the best interests of the Corporation to do so.

A.

Voluntary Winding Up of the Corporation

The Board of Directors of the Corporation proposes to voluntarily wind up the Corporation (the “Winding Up”) pursuant to section 193 of the OBCA, which Winding Up will become effective and commence at a time to be determined by the Directors (the “Effective Date”), in accordance with the Plan of Liquidation and Distribution substantially in the form attached hereto as Schedule C (the “Liquidation Plan”).  The Board intends to set the Effective Date as promptly as practicable following the completion of the sale of assets as detailed in this Circular.  For a brief summary of the steps required to complete the Winding Up and the anticipated timing of each step, see “Overview of Steps to Complete the Winding Up” below.

A portion of the distributions to be made to Shareholders following the Effective Date may be a reduction of stated capital, to the extent the solvency requirements of section 34 of the OBCA are satisfied at the time of distribution.  See “Winding Up Distributions” below.  The Winding Up, including the Liquidation Plan and any reduction of stated capital, requires shareholder approval by a special resolution.  See “Resolution of the Shareholders Approving the Winding Up” for the full text of the proposed resolution.  The Directors of the Corporation have determined that the Winding Up pursuant to the Liquidation Plan following the completion of the sale of assets, described in this Circular, is advisable and in the best interests of the Corporation and its shareholders and have approved the Winding Up and the Liquidation Plan, which is to become effective and commence at a time to be determined by the Directors, subject to Shareholder approval.  The Directors of the Corporation recommend that Shareholders vote in favour of the resolution approving the Winding Up.  Capitalized terms used below and not otherwise defined have the meaning given to them in the Liquidation Plan.

Winding Up Procedure

If the Winding Up and the Liquidation Plan are approved at the Meeting, the Corporation, together with Duff & Phelps Canada Restructuring Inc., as liquidator, will sign the Liquidation Plan within 15 business days following the Meeting date.  The Liquidation Plan provides that it will become effective as of the Effective Date (which is a date to be determined by a resolution of the Board in its discretion).  The Board intends to set the Effective Date as promptly as practicable following the completion of the sale of assets as detailed in this Circular.

The full text of the Liquidation Plan is attached hereto as Schedule A and Shareholders are urged to read the Liquidation Plan in its entirety.  The description of the Liquidation Plan below is a summary and is qualified in its entirety by the more detailed information contained in Schedule A.  The entering into of the Liquidation Plan will have a number of consequences effective as of the Effective Date, including but not limited to the following:

(i)

Duff & Phelps Canada Restructuring Inc. (“Liquidator”) will be appointed the liquidator of the estate and effects of the Corporation for the purpose of winding up the Corporation’s business and affairs and distributing its Assets (as defined in the Liquidation Plan), after satisfying all Claims (as defined in the Liquidation Plan), all in accordance with the Liquidation Plan;

(ii)

all of the powers of the Directors of the Corporation will cease and the Directors will be deemed to have resigned;

(iii)

the Corporation will cease to carry on its undertaking, except insofar as may be required or beneficial for the Winding Up in the discretion of the Liquidator;

(iv)

to the extent permitted by the OTCQB and the Liquidator, the common shares will continue to trade on the OTCQB until such time as the Liquidator determines (see “Trading of Shares” below); and

(v)

each of David Hackett, Albert Wahbe and Jay Wigdale (collectively, the “Inspectors”) will be appointed inspectors of the Corporation’s liquidation pursuant to section 194 of the OBCA. Mr. Hackett is the Chief Financial Officer and Corporate Secretary of the Corporation.  Each of Messrs. Wahbe and Wigdale are principal holders of the Corporation’s common shares.  Further biographical information and current Corporation Common Share ownership information can be found above under the heading “Business of the Meeting – Election of Directors”.

Following the Effective Date, the Liquidator will have control of the estate and effects of the Corporation for purposes of the Winding Up.  The Corporation itself ceases to carry on its undertaking, except in so far as may be required or beneficial for the Winding Up.  The Liquidator’s powers and authorities are derived from the OBCA, the Liquidation Plan and the terms of any Court orders pertaining to the Winding Up.  The Inspectors will effectively oversee and supervise the Liquidator’s conduct of the Winding Up.  Under the Liquidation Plan there are certain powers that the Liquidator can only exercise with the prior approval of the Inspectors (including bringing or defending actions in the name of the Corporation).  See the full text of the Liquidation Plan attached hereto as Schedule A.  Without Inspectors, these powers would require the prior approval of the Shareholders which, in turn, would require the Liquidator to convene a Shareholders’ meeting in such instances, which would be administratively burdensome, costly and time consuming, and could delay the ultimate completion of the Winding Up and therefore the final distribution to Shareholders.

If the Winding Up, the Liquidation Plan and any reductions of stated capital are approved at the Meeting, the steps set forth below will be completed following the Effective Date at such times as the Liquidator deems necessary, appropriate or advisable in the best interests of the Corporation and the Shareholders, all in accordance with the Liquidation Plan and the OBCA:

•

the filing of notice of intended wind-up with the Director under the OBCA within 10 days of approval of the Winding Up and the Liquidation Plan and the filing of such notice in the Ontario Gazette no later than 10 days thereafter;

•

the application to the Court under section 207 of the OBCA to have the liquidation of the Corporation supervised by the Court;

•

the sale of any of the Corporation’s non-cash property and assets, (See “Distribution of Assets – Winding Up Distributions” below);

•

the establishment of a claims process (“Claims Process”) to be approved by the Court for the identification, resolution and barring of certain Claims, including the provision of written notice of the commencement of the Winding Up to all known creditors and claimants of the Corporation;

•

the delisting of the Corporation’s common shares from the OTCQB following the completion of the Claims Process (see “Trading of Shares” below);

•

the payment of or the making of reasonable provision for the payment of all claims and obligations known to the Corporation, and the making of reserves as will be reasonably likely to be sufficient to provide compensation for any claim against the Corporation which is the subject of a pending action, suit or proceeding to which the Corporation is a party, including, without limitation, the establishment and setting aside of a reasonable amount of cash and/or property to satisfy such claims against and obligations of the Corporation;

•

the pro rata distribution to shareholders of the remaining assets of the Corporation by way of one or more reductions of stated capital and/or dividends, after taking into account the payment or provision for payment of Claims against and obligations of the Corporation; and

•

the dissolution of the Corporation.

See “Overview of Steps to Complete the Winding Up” below for a brief summary of the steps required to complete the Winding Up and the anticipated timing of each step.

Trading of Shares

The common shares are currently listed and posted for trading on the OTCQB. Pursuant to section 198 of the OBCA, all transfers of the common shares taking place after the Effective Date would be void unless made with the sanction of the Liquidator.  Pursuant to the Liquidation Plan, the Liquidator will consent to maintaining the listing of the common shares on the OTCQB following the Effective Date.  It is the intention of the Corporation and the Liquidator that the common shares will continue to trade on the OTCQB until the completion of the Claims Process.  As a result, Shareholders will continue to be able to trade common shares on the OTCQB for a period of time after the Effective Date, subject to the Corporation continuing to comply with applicable listing requirements.

It is anticipated that, following the completion of the Claims Process, described below, the Liquidator will announce the date on which the common shares will be de-listed and cease trading on the OTCQB.

Claims Process

Although the Corporation is not aware of any known or threatened Claims against the Corporation, its present or former subsidiaries or its present or former officers and directors, a Court approved Claims Process will be established following the successful application to the Court under section 207 of the OBCA for the identification, resolution and barring of certain Claims.  The Liquidator anticipates obtaining Court approval of its Claims Process as soon as reasonably practicable after the Effective Date.  The Claims Process will include the provision of written notice of the commencement of the Winding Up to all known creditors and claimants of the Corporation, its present or former subsidiaries and its present or former officers and directors.  Such notice will be published in major newspapers in Canada and will be sent by the Corporation to known and potential creditors and claimants informing them of the Winding Up and stating that any Claims must be filed with the Court by the deadline stated within the letter, which the Corporation anticipates will be approximately 30 days after the initial Court approval of the Claims Process is obtained.  Shareholders of the Corporation are hereby notified of the Claims Process and should review the Corporation’s future press releases (filed on www.sedar.com) for further details.

The Claims Process will request expedited hearings of any disputed Claims by the Court, but there are no assurances as to the number of Claims that may be filed, the monetary amount of such Claims and the amount of time such Claims will require for resolution.  There can be no guarantee that the completion of the Claims Process will be a complete bar to all future Claims. In the event that: (i) the Court accepts a Claim after the Claims Process is completed, (ii) the Claim is successful, (iii) a distribution has been made to Shareholders, and (iv) there are insufficient Corporation funds to satisfy the Claim, then each Shareholder to whom any of the Corporation’s property has been distributed may be liable on a pro rata basis to the claimant to the extent of the amount received by that Shareholder upon the distribution, and an action to enforce such liability may be brought.  See “Distribution of Assets – Potential Liability of Shareholders” below.

Distribution of Assets

Winding Up Distribution(s)

The following discussion assumes that the Liquidation Plan and any reduction of stated capital will be approved by the Corporation’s Shareholders.  If the Liquidation Plan is not approved by the Corporation’s Shareholders, no Winding Up distributions will be made.

Pursuant to the Liquidation Plan, the Corporation intends to liquidate all of its remaining non-cash assets, for the best price available as soon as reasonably practicable after the Effective Date and, after paying or making reasonable provision for the payment of Claims against and obligations of the Corporation as required by law, distribute any remaining cash to Shareholders as a reduction of stated capital, to the extent the solvency requirements of section 34 of the OBCA are satisfied, and/or as a dividend.  Pursuant to section 34 of the OBCA, the Corporation may reduce the stated capital of its outstanding shares by distributing to the holders of its common shares an amount not exceeding the stated capital of the common shares.  Such a reduction in stated capital requires the Corporation to meet certain solvency tests under the OBCA before the reduction in stated capital can be made.  Amounts distributed by way of a reduction of stated capital may, in certain circumstances, be received tax free by the Shareholders.  See “Certain Canadian Federal Income Tax Considerations”.

The Corporation will continue to defend any proceedings commenced against it, and incur claims, liabilities and expenses (such as salaries and benefits, directors’ and officers’ insurance, payroll and taxes, facilities expenses, legal, accounting and consulting fees, rent and miscellaneous office expenses) following approval of the Liquidation Plan and during the period following the Effective Date until the formal Winding-Up of the Corporation is complete.  Satisfaction of these claims, liabilities and expenses will reduce the amount of assets available for ultimate distribution to Shareholders.  The Corporation is not able to predict with certainty the precise nature, amount or timing of any distributions, primarily due to the Corporation’s inability to predict the amount of its remaining liabilities or the amount that the Corporation will incur during the course of the Winding Up, the net value, if any, of its remaining non-cash assets and the fact that, if the Winding Up and Liquidation Plan are approved, the Liquidator, together with the Inspectors, will have the power and authority to approve the number, amount and timing of distributions in the best interests of the Corporation and its Shareholders.  In addition, the timing and amount of any distributions may be impacted by (i) the Corporation’s and/or the Liquidator’s discussions with the Canada Revenue Agency and other applicable taxation authorities in finalizing the Corporation’s and its subsidiaries final tax returns and the amounts of their corresponding tax liabilities, and (ii) the number and complexity of claims resulting from the Claims Process and whether any disputed claims can be reserved for or processed in an expedited manner.

Based upon the foregoing, Winding Up distribution(s), if made, will likely be comprised of cash, payable as a return of capital.  Following the completion of the Claims Process, the Corporation expects to issue a press release as to the estimated amount, character and timing of any Winding Up distributions.

Uncertainty of Winding Up Distribution Amounts

If Diversinet is successfully sued, Diversinet could be required to pay significant damage awards and, even if it is successful in defending such claims, Diversinet could incur significant legal costs to do so, either of which could result in a significant reduction in the amount available to be distributed to Shareholders and/or a significant delay in the timing of any such distribution.

As a result, the amount of cash and/or assets to be distributed to Shareholders as Winding Up distributions cannot currently be quantified with certainty and is subject to change.  Accordingly, you will not know the amount of any Winding Up distributions you may receive as a result of the Liquidation Plan when you vote on the proposal to approve the Liquidation Plan.  You may receive substantially less than your pro rata share of the net assets of the Corporation, as set out on its most recent balance sheet.  While there is no guarantee as to the amount of the shareholder distribution, Diversinet currently expects to distribute a per share amount in the range of $0.05 to $0.065 based on recent estimates of anticipated claims and obligations to be settled.

Potential Liability of Shareholders

Under the OBCA, despite the Winding Up and dissolution of the Corporation, each Shareholder to whom any of its property has been distributed is liable to any person claiming under section 242 of the OBCA to the extent of the amount received by that Shareholder upon the distribution, and an action to enforce such liability may be brought.

Section 242 of the OBCA provides that, despite the dissolution of a corporation under the OBCA, a civil, criminal or administrative action or proceeding may be brought against the corporation, as if the corporation had not been dissolved, and provides, among other things, that any property that would have been available to satisfy any judgment or order if the corporation had not been dissolved, remains available for such purpose.

The potential for Shareholder liability regarding a distribution continues until the statutory limitation period for the applicable claim has expired.  Under the OBCA, the dissolution of the Corporation does not remove or impair any remedy available against the Corporation for any right or claim existing, or any liability incurred, prior to such dissolution or arising thereafter.

The Claims Process described above is intended to reduce the risk that any claims may arise following the Winding Up and dissolution of the Corporation, but there is no certainty that this risk will be eliminated completely.

Overview of Steps to Complete the Winding Up

The principal matter to be resolved before the Directors can set the Effective Date for the Winding Up and the Liquidator can commence the Winding Up procedures is the sale of assets to IMS as detailed in this Circular.

In summary, assuming that the Winding Up is approved by the Shareholders on September 11, 2013, the following is a chronological list of the principal steps required to complete the Winding Up and the expected timing of each step expressed in days following the date of completion of the  sale of assets to IMS.  The date of the completion of the sale of assets to IMS is expressed as “T=0”.  There can be no assurance that the steps listed below and discussed in greater detail elsewhere in this Circular will occur within the timeframes noted below.

Step

Expected Timing

Effective Date for Winding Up	As soon as reasonably practicable following the sale of the assets to IMS. Estimate: T + 15 Days
Application to the Court to have the Winding Up supervised by the Court	As soon as reasonably practicable following the Effective Date. Estimate: T + 25 to 50 Days
Establishment of the Claims Process	As soon as reasonably practicable once the Court so orders.
Completion of Claims Process	Typically this takes 60 to 90 days, although it will depend on the number and complexity of the claims raised in the Claims Process and any appeals.
Finalize amounts, if any, owing to taxation authorities	Unknown, but possibly within the same time frame as the Claims Process.
Trading of Common Shares on OTCQB ceases	Shortly following completion of the Claims Process.
Final distribution and Winding Up	Unknown (and Diversinet does not expect an interim distribution).

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) (“Tax Act”) to Shareholders of the Winding-Up and the distribution of any cash in accordance with the Liquidation Plan.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, and an understanding of the current administrative practices of the Canada Revenue Agency (“CRA”) published in writing and all specific proposals to amend the Tax Act publically announced by on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”).  There can be no assurance that the Tax Proposals will be implemented in their current form or at all..  This summary does not otherwise take into account or anticipate any changes in income tax law or administrative practice, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.  This summary is not exhaustive of all Canadian federal income tax considerations.  This summary is not applicable to a person that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, a person that is a “specified financial institution” as defined in the Tax Act, a person who has made an election under the functional currency rules in section 261 of the Tax Act, a person an interest in which is a “tax shelter investment” as defined in the Tax Act, or a person who has entered into a “derivate forward agreement” (as defined in the proposed amendments contained in the Notice of Ways and Means Motion that accompanied the federal budget tabled by the Minister of Finance (Canada) on March 21, 2013) in respect of common shares.  As such, Shareholders should consult their own tax advisors.  In addition, this summary assumes that any distributions made pursuant to the Liquidation Plan are considered to occur on the winding-up or discontinuance of the Corporation’s business for the purposes of the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder.  Accordingly, Shareholders should consult their own tax advisors concerning the application and effect of the income and other taxes of Canada and of any other relevant country, province, territory, state or local tax authority, having regard to their particular circumstances.

Residents of Canada

The following portion of the summary is applicable to Shareholders who, at all relevant times and for the purposes of the Tax Act, are resident or deemed to be resident in Canada, hold their common shares as “capital property” and deal at arm’s length with and are not “affiliated” with the Corporation (“Resident Shareholders”).

Generally, common shares will be considered to be capital property to a Resident Shareholder provided that the Resident Shareholder does not hold the common shares in the course of carrying on a business, as a derivate forward agreement, or has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.  Certain Resident Shareholders whose common shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the common shares, and every “Canadian security” as defined in the Tax Act owned by such Resident Shareholder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property.

Distributions to Resident Shareholders

Interim or Final Distributions

Where interim or final distributions under the Liquidation Plan are effected through reductions of the stated capital in respect of the common shares, a Resident Shareholder will be considered to have received a dividend only to the extent (if any) that the aggregate of any cash received on such distributions exceeds the “paid-up capital” (as defined in the Tax Act) in respect of the Resident Shareholder’s common shares.  The paid-up capital of each Common Share for purposes of the Tax Act is currently estimated to be US$2.40, subject to reduction as a result of interim distributions, if any.  As such, the Corporation anticipates that any distributions will be below the current paid-up capital amount of $2.40 and anticipates that the Resident Shareholder will be able to treat the distribution as a return of capital.  The tax consequences to a Resident Shareholder of receiving a dividend are generally as described below under the heading “Taxation of Dividends”.

Any portion of an interim or final distribution received as a reduction of the “paid-up capital” (as defined in the Tax Act) in respect of the Resident Shareholder’s common shares will be subtracted from the Resident Shareholder’s adjusted cost base of its common shares.  To the extent that such reduction in paid-up capital exceeds the adjusted cost base to the Resident Shareholder of the common shares, the adjusted cost base of the common shares to the Resident Shareholder will be reduced to nil and the excess of such paid-up capital reduction over the resulting reduction in adjusted cost base will be deemed to be a capital gain of the Resident Shareholder for the year from the disposition of the common shares.  The tax consequences to a Resident Shareholder of any such capital gain are generally as described below under the heading “Taxation of Capital Gains and Losses”.

Final Distribution on Cancellation of Common Shares

On any final distribution occurring on the cancellation of the common shares, a Resident Shareholder will be considered to have received a dividend to the extent that the aggregate of any cash received on such distribution exceeds the “paid-up capital” (as defined in the Tax Act) in respect of the common shares determined immediately before their cancellation.  The tax consequences to a Resident Shareholder of receiving a dividend are generally as described below under the heading “Taxation of Dividends”.

Any portion of such final distribution not received as a dividend will be treated as proceeds of disposition of the common shares.  The Resident Shareholder will realize a capital gain (or capital loss) on the disposition of the common shares equal to the amount by which the Resident Shareholder’s proceeds of disposition, net of any costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of the common shares. Generally, a Resident Shareholder will not realize a capital gain as a result of the final distribution (and the interim distributions) where the paid-up capital in respect of the Resident Shareholder’s common shares prior to the interim distributions is less than the adjusted cost base to the Resident Shareholder of its common shares.  The tax consequences to a Resident Shareholder of capital gains and capital losses are generally as described below under the heading “Taxation of Capital Gains and Losses”.

Taxation of Dividends

Any dividend that is, or is deemed to be, received by a Resident Shareholder who is an individual will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by Canadian resident individuals from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit if the dividend recipient receives notice from the Corporation designating the dividend as an “eligible dividend”.

Any dividend that is, or is deemed to be, received by a Resident Shareholder that is a corporation will be included in computing the Resident Shareholder’s income as a dividend, and will ordinarily be deductible in computing its taxable income.  To the extent that such a deduction is available, private corporations (as defined in the Tax Act or in section 55(2) of the Tax Act) and certain other corporations may be liable to pay refundable tax under Part IV of the Tax Act at a rate of 33.33% of the amount of the dividend.

Taxation of Capital Gains and Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”) realized by it in that year.  A Resident Shareholder will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year, and any excess may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of a capital loss realized on the disposition of a Common Share by a Resident Shareholder that is a corporation may, to the extent and under the circumstances specified in the Tax Act, be reduced by the amount of dividends on the common shares received or deemed to be received by the Resident Shareholder, to the extent and in the circumstances set out in the Tax Act.  Similar rules may apply where common shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.  Resident Shareholders to whom these rules may be relevant should consult their own tax advisors in this regard.

A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

Alternative Minimum Tax

A capital gain realized, or a dividend received (or deemed to be received) by a Resident Shareholder that is an individual, including a trust (other than certain specified trusts), may give rise to a liability for alternative minimum tax.  Such Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax rules set out in the Tax Act.

Non-Residents of Canada

The following portion of the summary is applicable to Shareholders who, at all relevant times and for purposes of the Tax Act, are not resident or deemed to be resident in Canada and do not use or hold, and are not deemed to use or hold, their common shares in connection with carrying on a business in Canada (“Non-Resident Shareholders”).  Special rules not discussed in this summary may apply to an authorized bank or an insurer carrying on an insurance business in Canada and elsewhere, and any such insurers should consult their own tax advisors.

Distributions to Non-Resident Shareholders

The consequences to Non-Resident Shareholders of interim distributions and any final distribution under the Tax Act will be as described above under the heading “Resident Shareholders - Distributions to Resident Shareholders”.  The tax consequences to a Non-Resident Shareholder of receiving a dividend are generally as described below under the heading “Taxation of Dividends” and the tax consequences to a Non-Resident Shareholder of capital gains are generally as described below under the heading “Taxation of Capital Gains”.

Taxation of Dividends

Any dividend that is, or is deemed to be, paid or credited by the Corporation to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be provided under the terms of an applicable Canadian income tax treaty.  Under the Canada-United States Income Tax Convention the rate of withholding tax on dividends paid or credited to a Non-Resident Shareholder that is entitled to the benefits of such treaty is generally reduced to 15% of the gross amount of the dividends.

Taxation of Capital Gains

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition of the common shares provided the common shares do not constitute “taxable Canadian property” for the purposes of the Tax Act.  The common shares will not generally constitute taxable Canadian property to a Non-Resident Shareholder at the time of disposition provided that at no time during the previous 60-month period was more than 50% of the fair market value of such common shares derived directly or indirectly from real or immovable property situated in Canada or certain other properties.  The Corporation does not believe that, at any time in the 60-month period ending on the date hereof, more than 50% of the fair market value of the common shares was derived from real or immovable property situated in Canada or such other  property.  The common shares may be deemed to constitute taxable Canadian property to a particular Non-Resident Shareholder in certain circumstances under the Tax Act.

In the event that the common shares constitute taxable Canadian property to a particular Non-Resident Shareholder, any resulting capital gain may be exempt from tax under the Tax Act in accordance with any applicable income tax treaty.

This Information Circular does not address any tax considerations other than certain Canadian federal income tax considerations.  Shareholders who are resident in jurisdictions other than Canada should consult their own tax advisors with respect to the tax implications in such jurisdictions of the Winding Up and any distributions that may be made in connection therewith.  All Shareholders should consult their own tax advisors regarding provincial, territorial or other tax considerations of the Winding Up and any distributions that may be made in connection therewith.

Status as a Reporting Issuer

Following the Effective Date, the Corporation will continue to be a reporting issuer and be subject to continuous disclosure and other regulatory requirements as required under applicable legislation.  As a result, the Corporation will continue to incur the costs associated with being a reporting issuer.

As discussed above under “Trading of Shares”, it is expected that the common shares,  will continue to trade on the OTCQB until the completion of the Claims Process.  The Corporation will be required to comply with continuous disclosure obligations applicable to reporting issuers during that time.  Once the common shares have ceased trading on the OTCQB, the Liquidator, in consultation with the Inspectors, will ascertain the advisability of making an application for relief from the Corporation’s continuous disclosure reporting obligations, based on the circumstances at that time, including the anticipated timing of the completion of the Winding Up and the extent to which the Liquidator will provide periodic reports to Shareholders.

Legal Matters

Certain legal matters in connection with the Winding Up will be passed upon by the Corporations legal counsel, Toronto, Ontario on behalf of the Corporation.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote in favour of the resolution listed below approving the voluntary winding up of the Corporation.  In order to be effective, the resolution must be passed by the affirmative vote of a two-thirds majority of the votes cast at the Meeting with respect to such resolution.  Unless the shareholder directs that the shareholder’s common shares are to be voted against the voluntary winding up of the Corporation, the persons named in the enclosed form of proxy intend to vote for such resolution.  Approval of this proposed voluntary winding up of the Corporation would give the Board of Directors authority complete the Plan of Liquidation and Distribution as described herein.

RESOLUTION OF SHAREHOLDERS APPROVING THE WINDING UP

1. The directors of the Corporation are hereby authorized to voluntarily wind up the Corporation pursuant to section 193 of the OBCA, which winding up shall become effective and commence at a time to be determined by the Directors of the Corporation in accordance with the terms of the Plan of Liquidation and Distribution substantially in the form attached hereto as Schedule C (“Liquidation Plan”).

2. The Liquidation Plan is hereby approved and any officer or director of the Corporation is authorized to execute and deliver the Liquidation Plan;

3. The Corporation is hereby authorized to make one or more distributions following the Effective Date by way of a reduction of capital, in an amount not to exceed the stated capital, provided that the solvency requirements of section 34 of the OBCA are satisfied at the time of the distribution; and

4. Any officer or director of the Corporation be and is hereby authorized, on behalf of and in the name of the Corporation, to take all necessary steps and proceedings, and to execute and deliver and file any and all declarations, agreements, documents and other instruments and to do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this resolutions.”

B.

Election of Directors

As described under “Voluntary Winding Up of the Corporation” above, upon appointment of the liquidator, the powers of the directors will cease.  As the term of the current members of the Board of Directors expires at the AGM, shareholders are asked to elect the current seven (7) Directors for a term ending on the earlier of the appointment of the liquidator or the next annual meeting.  The Board of Directors of the Corporation presently consists of seven (7) directors.  The number of directors to be elected at the Meeting has been fixed at seven (7) persons.  All of the nominees are now directors of the Corporation and have been directors since the dates indicated below.  Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation held following his election unless his office is earlier vacated.

The statement as to the common shares beneficially owned or over which the nominees for election as directors exercise control or direction hereinafter named is in each instance based upon information furnished by the person concerned.  The names of the nominees for election as directors, their positions with the Corporation, the year they became a director of the Corporation and the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised is as follows:

Name and Present Principal Occupation	Position with the Corporation	Director Since	Number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Richard Eidinger (1)(2)(3)(6) Partner at Heidrick & Struggles California, USA	Director	2010	175,000
Bret Jorgensen (4)(10) Managing Partner, Jorgensen Advisory Services California, USA	Chairman	2012	–
Gregory Milavsky (1)(7) Senior Advisor, Canterbury Park Management Inc. Ontario, Canada	Director	2007	443,145
Hon Pak (8) Chief Executive Officer Maryland, USA	Director CEO	2012	–
Philippe Tardif (1)(3)(9) Partner, Borden Ladner Gervais LLP Ontario, Canada	Director	2007	443,145
Albert Wahbe (5) Retired Ontario, Canada	Director	2006	9,187,500
James B. Wigdale, Jr. (2)(3)(10) Principal, Lakefront Partners, LLC Wisconsin, USA	Director	2005	5,323,534

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Governance Committee.

(4)

Mr. Jorgensen has served as a director and Chairman since July 2012.  Mr. Jorgensen is currently the Managing Partner of Jorgensen Advisory Services.  From February 2009 to March 2010, Mr. Jorgensen was the CEO of MDVIP, a personalized healthcare company that was sold to Procter & Gamble in 2010.  Previously, from 2005 to 2007, he was CEO of Insight Imaging, a diagnostic-imaging business.

(5)

Mr. Wahbe has served as a director and Chairman since July 2006 and CEO from April 2007 to December 2011.  From 1979 to June 2006, Mr. Wahbe was Executive Vice President and Group Head, Global Transaction Banking at The Bank of Nova Scotia, where he led the evolution of e-commerce and e-banking to provide Global Business solutions.  Mr. Wahbe was also CEO of e-Scotia, where he developed The Bank of Nova Scotia’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.

(6)

Dr. Eidinger has served as a director since September 2010.  Since 1998, Dr. Eidinger has been a Partner in the Life Sciences Practice of Heidrick & Struggles, an executive search firm.

(7)

Mr. Milavsky has served as a director since April 2007.  Mr. Milavsky is currently Senior Advisor of Canterbury Park Management Inc., a private equity firm.  Mr. Milavsky is also a Co-Founder of The Black Box Institute.  From July 2000 to February 2006, Mr. Milavsky was Managing Director and Group Head of Scotiabank Private Equity Investments.

(8)

Dr. Pak has served as a director since February 2012 and CEO since February 2012.  From 2008 to 2011, Dr. Pak was with the US Army Medical Department serving as CIO (2010-2011) and CMIO (2008-2010).  From 2005 to 2008 he was at the Advanced Information Technology Group for the Telemedicine & Advanced Technology Research Center.

(9)

Mr. Tardif has served as a director since March 2007.  Mr. Tardif is a Partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.

(10)

Mr. Wigdale has served as a director since January 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm’s Chief Investment Officer.  The 5,323,534 common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by Mr. Wigdale includes 3,909,462 common shares held by Lakefront Partners, LLC an affiliated entity of Mr. Wigdale.

A.

Appointment of Auditors

Shareholders will be asked at the Meeting to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation at remuneration to be fixed by the directors of the Corporation.  Unless a shareholder directs that the shareholder’s common shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration.

The only fees paid to KPMG LLP were audit fees.  KPMG LLP billed the Corporation Cdn$109,500 in fiscal 2012 (Cdn$109,500 in fiscal 2011) for professional services rendered for the audit of the annual consolidated financial statements and services that are customarily provided in connection with statutory and regulatory filings related thereto.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

The Compensation Committee is responsible for reviewing and approving the level of compensation (cash and equity based) and for developing recommendations for stock option grants for approval by the Board of Directors in respect of Diversinet’s senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of the Corporation’s strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  During 2012, the Compensation Committee was comprised of three directors, Richard Eidinger (Chair), Alan Portela and Jay Wigdale, with Messrs. Eidinger and Wigdale being “independent” pursuant to National Instrument 58-101 (Disclosure of Corporate Governance Practices) of the Canadian Securities Administrators.

The Compensation Committee recognizes that the industry sector in which Diversinet operates is both highly competitive and undergoing significant globalization with the result that there is substantial demand for qualified and experienced executive personnel.  The Compensation Committee considers it crucial that Diversinet is assured of retaining and rewarding its top calibre executives who are essential to the attainment of its long-term, strategic goals.  For these reasons, the Compensation Committee believes the Corporation’s executive compensation arrangements must remain competitive with those offered by other companies of similar size, scope, performance levels and complexity of operations.  Historically, levels of compensation have been set based on negotiations between the Corporation and the executive.  The Compensation Committee intends to use published industry salary information (including compensation surveys and proxy circulars of public software companies of similar size, scope, performance levels and complexity of operations) to set or change compensation levels in the future. The Compensation Committee believes that Diversinet’s compensation policies do not encourage unnecessary risk-taking. Named Executive Officers (“NEO”) and directors are not prohibited from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO’s and directors.

Annual Compensation (Base Salary Plus Performance Incentives)

The Compensation Committee believes that annual cash and stock compensation should be paid commensurate with attained performance.  The executive cash and stock compensation consists of base compensation and if applicable, performance incentives.  Base compensation for executive officers is established by considering a number of factors, including the Corporation’s operating results; the executive’s individual performance and measurable contribution to the Corporation’s success, and is ultimately based on Board deliberations and approval.  For 2102, the Compensation Committee believed that Diversinet’s executive compensation must remain competitive for it to retain talented executives.  Base compensations for Named Executive Officers are set under the terms of their relevant employment agreement.

The purpose of annual performance incentive compensation is to provide cash and/or stock compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives.  Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero pay out for low performance.  The Compensation Committee sets targets for executive bonuses each year and the pay out of those bonuses, if any, which is at the Board’s discretion, is determined based on input from the Corporation’s operating results and the executive’s measurable contribution to the Corporation’s success.

For the year ending December 31, 2012, the Compensation Committee determined not to pay any bonuses.  There are currently no guaranteed executive bonuses for 2013 or beyond.  Furthermore, subsequent to December 31, 2012, there have been no new decisions or policies that materially affect the compensation paid during 2012.

Stock Option Awards

The Compensation Committee may recommend executive stock options under the Diversinet Corp. Amended and Restated Stock Option Plan (“Plan”) to foster executive officer ownership of common shares, to stimulate a long-term orientation in decisions and to provide direct linkage with shareholder interests.  The Compensation Committee considers prior option grants, the total compensation package, industry practices and trends, the executive’s accountability level, and assumed potential stock value in the future when granting stock options.  The Compensation Committee recommends option amounts to provide retention considering projected earnings to be derived from option gains based upon relatively conservative assumptions relating to planned growth and earnings.  Therefore, the stock option program is intended to serve as an effective and competitive long-term incentive and retention tool for the Corporation’s executives, as well as other key employees.  The exercise prices of stock options granted to executive officers are equal to the fair market value of the common shares on the date of grant.  Therefore, stock options provide an incentive to maximize Diversinet’s profitable growth that ordinarily, over time, should be reflected in the price of the common shares. In 2012, there were no options to acquire common shares granted to the NEOs.  In July 2012, we appointed Bret Jorgensen to the Company’s board of directors and chairman.  The consulting firm founded by Mr. Jorgensen, Jorgensen Advisory Services (“JAS”), has been retained by Diversinet to provide certain business advisory services.  Under the agreement options were granted to purchase 863,562 common shares at $0.09 per share, vesting 25% on the date of grant and the remaining 75% quarterly in arrears over two years in accordance with the share option plan.

Summary Compensation Table

The following table and notes show the executive compensation paid or accrued by Diversinet during the three years ended December 31, 2012 to the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (“Named Executive Officers”) whose total compensation exceeded Cdn$150,000.

Summary Compensation Table

Name and principal position	Year	Salary(1)	Share awards	Option awards(2)	Non-equity incentive plan compensation		All other compensation	Total compensation
					Annual incentive plans	Long-term incentive plans
Hon Pak Chief Executive Officer	2012 2011	318,000 –	– –	105,000 58,425	– –	– –	42,000 15,000	465,000 73,425
David Hackett Chief Financial Officer	2012 2011 2010	190,969 186,827 191,026	– – –	18,740 – –	– – 25,135	– – –	– – –	209,709 186,827 216,161
David Annan Chief Technology Officer	2012 2011 2010	201,020 196,660 201,080	– – –	18,740 18,605 –	– – 20,108	– – –	– – –	219,760 215,265 221,188
Charles Blair VP, Architecture and Development	2012 2011 2010	145,740 142,579 145,783	– – –	14,055 18,605 –	– – 14,578	– – –	– – –	159,795 161,184 160,361
Hussam Mahgoub SVP, Corporate Development	2012 2011 2010	152,775 149,462 152,821	– – –	14,055 18,605 –	– – 17,595	– – –	– – –	166,830 168,067 170,415

(1)

All compensation awarded to, earned by, paid to, or payable to each Named Executive Officer was in Canadian dollars, with the exception of Hon Pak who was paid in U.S. dollars.  Compensation paid in Canadian dollars but reported in U.S. dollars in this Circular has been converted to U.S. dollars based on the exchange rate published by the Bank of Canada as follows: December 31, 2010 - Cdn$1.00 = US$1.0054; December 31, 2011 - Cdn$1.00 = US$0.9833 and December 31, 2012 – Cnd$1.00 = US$1.0051.

(2)

The value of option-based awards was calculated using the Black-Scholes option pricing model.  The assumptions used to determine the stock option compensation cost were as follows – risk-free interest rate of 1.63% (2011 – 1.85%, 2010 – 2.27%), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 114% (2011 – 105%, 2010 – 154%).

Outstanding Option-Based and Share-Based Awards

The following table shows all awards outstanding to each Named Executive Officer as of December 31, 2012.

Name	Option Awards				Share Awards
	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested
Hon Pak	1,400,000 50,000 300,000	0.30 0.41 0.18	February 10, 2017 August 30, 2016 December 12, 2016	– – –	1,400,000 – –	105,000 – –
David Hackett	200,000 400,000 50,000	0.11 0.60 0.49	Jul 31, 2017 May 13, 2013 Jan 2, 2013	– – –	175,000 – –	16,398 – –
David Annan	200,000 50,000 150,000 50,000	0.11 0.49 0.60 0.49	Jul 31, 2017 Jan 17, 2016 May 13, 2013 Jan 2, 2013	– – – –	175,000 6,250 – –	16,398 2,326 – –
Charles Blair	150,000 50,000 75,000 50,000	0.11 0.49 0.60 0.49	Jul 31, 2017 Jan 17, 2016 May 13, 2013 Jan 2, 2013	– – – –	131,250 6,250 – –	12,298 2,326 – –
Hussam Mahgoub	150,000 50,000 75,000 50,000	0.11 0.49 0.60 0.49	Jul 31, 2017 Jan 17, 2016 May 13, 2013 Jan 2, 2013	– – – –	131,250 6,250 – –	12,298 2,326 – –

Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer as of December 31, 2012.

Name	Option awards – Value during the year on vesting	Share awards – Value during the year on vesting	Non-equity incentive plan compensation – Pay-out during the year
Hon Pak	–	–	–
David Hackett	–	–	–
David Annan	–	–	–
Charles Blair	–	–	–
Hussam Mahgoub	–	–	–

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2012, details regarding compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding (a)) (c)
Equity compensation plans approved by shareholders	6,983,862	0.36	2,000,501
Equity compensation plans not approved by shareholders	–	–	–
Total	6,983,862	0.36	2,000,501

Stock Option Plan

The Plan was established to compensate substantially all of the Corporation’s directors, officers and employees for services rendered; to provide certain of its directors, officers, employees and consultants with significant additional incentive to promote the Corporation’s financial success; and to provide an incentive to induce able persons to serve or remain on its Board of Directors or to enter into or remain in its employment.  A maximum of 8,984,363 common shares, subject to adjustment, is currently authorized for issuance on the exercise of stock options granted under the Plan.  The common shares reserved for issuance under the Plan have been registered pursuant to registration statements filed by the Corporation on Form S-8.  As of June 30, 2013, options to purchase an aggregate of 2,346,062 common shares, at exercise prices ranging from $0.06 to $0.49 per share, were outstanding under the Plan.  The Plan is intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended and with the policies of the TSX Venture Exchange.

All of the Corporation’s full-time, salaried employees and members of the Corporation’s Board of Directors are eligible to be granted options.  Individuals who have rendered or are expected to render advisory or consulting services to the Corporation are also eligible to receive options under the Plan.

The Board of Directors administers the Plan.  Grants of options to acquire 50,000 common shares or less may be granted and approved by the Chief Executive Officer and the Chief Financial Officer.  The options may be exercised in such manner as the Board or the Chief Executive Officer and the Chief Financial Officer determines provided that if no determination is made, an optionee may not take up more than 50% of all options granted in any 12 month period.  The Plan does not currently provide for any financial assistance or support by the Corporation to any optionee.  The Compensation Committee has the authority to take all actions under the Plan on behalf of the Board of Directors and the Compensation Committee will have the authority to delegate to the Chief Executive Officer the discretion to approve the grant of options to persons other than Insiders (as defined under the Plan), subject to such limitations as the Board of Directors or the Compensation Committee may impose.

The Board may grant at any time to any eligible person an option entitling such person to purchase common shares in such quantity, at such price, on such terms and subject to such conditions consistent with the provisions of the Plan as may be established by the Compensation Committee on or prior to the date of grant of such option.  The exact terms of the option are contained in an option agreement between the Corporation and the person to whom such option is granted.  Eligible employees are not required to pay anything to receive options.  The exercise price for stock options must be no less than the fair market value of the common shares at the close of trading on the day immediately preceding the date of grant.  Options will expire not later than the fifth anniversary of the date of grant.  An option holder can exercise options from time to time, subject to vesting.  In the event that no specific determination is made by the Board with respect to the vesting provisions, and subject any stock exchange requirements, all of the options granted under the Plan vest in eight equal instalments beginning three months after the grant date and each and every quarter thereafter, and have an exercise price equal to the greater of (i) closing price of the common shares on the trading day immediately preceding the grant date and (ii) the weighted average closing price of the five (5) trading days immediately prior to the grant date.  Upon the death of a participant, vested options will be exercisable for a period of six months by the legal representative(s) of the participant.  Upon termination for cause or thirty days after termination for any other reason, the unvested portion of the options are forfeited.  Subject to the above conditions, the exercise price, duration of the options and vesting provisions are set by the Compensation Committee in its discretion.  The Board of Directors may terminate the Plan at any time; provided that the Board of Directors must obtain the consent of the holder of any option prior to termination if such termination materially and adversely affects the rights of such holder under such options.

Employment Contracts

Hon Pak, Chief Executive Officer, was employed pursuant to a written employment contract, effective February 10, 2012, replacing a consulting agreement, which provided for an annual base salary of $360,000, a performance bonus of $180,000, as determined by our Board of Directors, and 1,400,000 options.  The contract provided for payment of six months’ salary upon termination of employment without cause, and payment of twelve months’ salary upon termination as a result of a change-in-control within twelve months of a change of control.  All unvested options would vest upon a change of control. Assuming a triggering event took place on December 31, 2012, Mr. Pak would have been entitled to receive total compensation from the Corporation of $180,000 or $360,000 relating to termination or termination following a change-in-control, respectively.  During May 2013, the Corporation and Dr. Pak ended his employment agreement and the Company and HSP Consulting entered into a consulting agreement for Dr. Pak’s services as CEO on an interim basis at $25,000 per month.  The consulting agreement may be terminated upon 10 business days notice.

David Hackett, Chief Financial Officer, is employed pursuant to a written employment contract, effective April 1, 2008, as amended, which provides for an annual base salary of Cdn$190,000, reimbursement of up to Cdn$18,000 per annum in expenses and a performance bonus of Cdn$100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of twelve months’ salary, bonus and expense reimbursement upon termination of employment, and payment of 18 months’ salary, bonus and expense reimbursement upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control within 18 months of a change of control.  All unvested options shall vest upon a change of control.  Assuming a triggering event took place on December 31, 2012, Mr. Hackett would have been entitled to receive total compensation from the Corporation of $210,000 or $314,000 relating to termination or termination following a change-in-control, respectively, assuming no bonus payable.  On July 30, 2013, the Corporation notified Mr. Hackett that it was terminating his employment.

David Annan, Chief Technology Officer, is employed pursuant to a written employment contract, effective January 1, 2009, which provides for an annual base salary of Cdn$200,000 and a performance bonus of Cdn$80,000, payable upon  the achievement of corporate objectives.  The contract provides for payment of 6 months’ salary upon termination of employment, and payment of 12 months’ salary upon termination as a result of a change-in-control within 12 months of a change of control.  All unvested options shall vest upon a change of control.  Assuming a triggering event took place on December 31, 2012, Mr. Annan would have been entitled to receive total compensation from the Corporation of $101,000 or $201,000 relating to termination or termination following a change-in-control, respectively.

Charles Blair, VP Architecture and Development, is employed pursuant to a written employment contract dated April 2, 2012, as amended.  The contract provides for an annual base salary of Cnd$145,000 and a performance bonus of Cdn$58,000, payable upon the achievement of corporate objectives.  The contract provides for payment of 6 months’ salary upon termination of employment and payment of 6 months’ salary upon termination as a result of a change-in-control within 6 months of a change of control.  Assuming a triggering event took place on December 31, 2012, Mr. Blair would have been entitled to receive total compensation from the Corporation of $73,000 relating to termination or termination following a change-in-control.

Hussam Mahgoub, SVP Corporate Development and Research, was employed pursuant to a written employment contract dated December 11, 2011, as amended.  The contract provided for an annual base salary of Cnd$152,000 and a performance bonus of Cnd$70,000, payable upon achievement of corporate objectives.  The contract provided for payment of 6 months’ salary upon termination of employment and 12 months’ salary upon termination as a result of change-in-control within 12 months of a change of control.  Assuming a triggering event took place on December 31, 2012, Mr. Mahgoub would have been entitled to receive total compensation from the Corporation of $76,000 or $153,000 relating to termination or termination following a change-in-control, respectively.

Other Termination and Change of Control Benefits

In addition to the benefits provided by the Corporation as detailed under the ‘Employment Contracts’ section above, the Named Executive Officers are entitled to any payments for medical, health, or other benefits the Named Executive Officer receives immediately prior to termination, for the applicable severance payment period.  Each of the management contracts with the Named Executive Officers contains provisions dealing with non-disclosure, non-competition and intellectual property assignments.

Compensation of Directors

In making recommendations to the Board of Directors relating to director compensation, the Compensation Committee considered directors’ compensation offered by similar companies, its directors’ time commitments and the risks and responsibilities that the directors of the Company assume.  The remuneration due to each Director was calculated consistently with the previous year.  Directors were reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Directors.  Non-management Directors receive annual compensation of $50,000, payable in common shares.  During 2012 (on March 31st at $0.20 per common share, June 30th at $0.09 per common share, September 30th at $0.09 per common share and December 31st at $0.05 per common share) the Corporation issued a total of 487,500 common shares to non-management Board members in satisfaction of the annual compensation.  The Board received no compensation during fiscal 2012 for attending meetings of the Board of Directors or a committee of the Board of Directors.

Director Compensation Table

The following table reflects in detail the total compensation earned by the directors of the Corporation (other than a director that is also a NEO) for the fiscal year ended December 31, 2012.

Name	Fees earned	Share awards ($)	Option award	Non-equity incentive plan compensation	All other compensation	Total ($)
Richard Eidinger	–	8,063	–	–	–	8,063
Bret Jorgensen (1)	–	–	64,422	–	90,000	154,422
Gregory Milavsky	–	8,063	–	–	–	8,063
Alan Portela	–	8,063	–	–	–	8,063
Philippe Tardif	–	8,063	–	–	–	8,063
Albert Wahbe	–	18,375	–	–	18,092	36,467
James Wigdale, Jr.	–	8,063	–	–	–	8,063

(1) The consulting firm founded by Mr. Jorgensen, Jorgensen Advisory Services (“JAS”), has been retained to provide certain business advisory services.  Under the agreement options were granted to purchase 863,562 common shares at $0.09 per share, vesting 25% on the date of grant and the remaining 75% quarterly in arrears over two years in accordance with the share option plan.  During the 2012, the Company paid JAS $90,000.

(2) Dr. Hon Pak, Director, is currently being compensated as Chief Executive Officer. See discussion above and “Employment Contracts”.

Directors’ Outstanding Option-Based and Share-Based Awards

The following table shows all awards outstanding to each director (other than a director that is also a Named Executive Officer) as at December 31, 2012.

Name	Option Awards				Share Awards
	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested
Richard Eidinger	–	–	–	–	–	–
Bret Jorgensen	863,562	0.09	July 3, 2017	–	–	–
Gregory Milavsky	50,000	0.49	January 2, 2013	–	–	–
Alan Portela	–	–	–	–	–	–
Philippe Tardif	50,000	0.49	January 2, 2013	–	–	–
Albert Wahbe	1,450,000	0.55	April 9, 2013	–	–	–
James Wigdale, Jr.	50,000	0.49	January 2, 2013	–	–	–

Directors’ Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each director (other than a director that is also a Named Executive Officer) as at December 31, 2012.

Name	Option awards – Value during the year on vesting	Share awards – Value during the year on vesting	Non-equity incentive plan compensation – Pay-out during the year
Richard Eidinger	–	8,063	–
Bret Jorgensen	–	–	–
Gregory Milavsky	–	8,063	–
Alan Portela	–	8,063	–
Philippe Tardif	–	8,063	–
Albert Wahbe	–	18,375	–
James Wigdale, Jr.	–	8,063	–

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance for its directors and officers against liability in their respective capacities as directors and officers.  The annual premium payable by the Corporation in respect of such insurance is $24,500 and the total amount of insurance purchased for the directors and officers as a group is $5,000,000.  In addition to the premiums, the Corporation is liable to the extent of up to $250,000 per claim under the deductible provisions of the policy.  No claims have been made under these policies to date.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the executive officers, directors, employees or former executive officers, directors or employees of the Corporation or any of its subsidiaries, any proposed nominee for election as a director or any of their respective associates is or has been indebted to the Corporation at any time during the most recently completed fiscal year other than for routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Descriptions of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director of the Corporation and any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries can be found at Item 7-B Related Party Transactions and Item 10-C Material Contracts in the Corporation’s Amended Annual Report for the fiscal year ended December 31, 2012 filed on Form 20-F with the SEC and with the applicable Canadian securities regulatory authorities on March 4, 2013, which items are incorporated by reference herein.  This document is available on the SEC website at www.sec.gov and the SEDAR website at www.sedar.com and, upon request, the Corporation will promptly provide the copy free of charge to a security holder of the Corporation.  The address of each person whose interest in each such transaction is disclosed is c/o Diversinet Corp., 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario, M2J 5B5.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A description of the Corporation’s corporate governance practices is set out below in response to the requirement of National Instrument 58-101 (Disclosure of Corporate Governance Practices) of the Canadian Securities Administrators (“NI 58-101”).

Board of Directors

The Corporation’s Board presently consists of seven directors who are elected annually.  Each director elected will hold office until the close of business of the Corporation’s first annual meeting of shareholders following his election unless his office is earlier vacated.  The Board has established three standing committees:  the Audit Committee, the Compensation Committee and the Governance Committee.  Committee members are appointed annually by the Board following the Corporation’s annual meeting of shareholders.

The Board has delegated to the Chief Executive Officer and senior management the responsibility for day-to-day management of the business of Diversinet, subject to compliance with the plans approved from time to time by the Board of Directors.  In addition to those matters which must by the by-laws or by the Articles of the Corporation be approved by the Board, the Board retains responsibility for significant changes in the Corporation’s affairs such as approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

The Board oversees the identification of the principal risks of the Corporation’s business and the implementation by management of appropriate systems to manage such risks. The Board reviews from time to time organizational matters such as succession planning.  During December 2011, Albert Wahbe entered into a termination agreement as CEO.  In February 2012, Dr. Hon Pak entered into an employment agreement as CEO.  In May 2013, the Corporation and Dr. Pak ended his employment agreement and the Company and HSP Consulting entered into a consulting agreement for Dr. Pak’s services as CEO on an interim basis.  The following directors are “independent” within the meaning of NI 58-101: Bret Jorgensen, Richard Eidinger, Gregory Milavsky, Philippe Tardif and Jay Wigdale.  Albert Wahbe is not independent, as he is the former Chief Executive Officer of the Corporation and he is also considered to be an “affiliated entity” as per NI 52-110.  James Wigdale may be considered to be an “affiliated entity” as per NI 52-110.  Accordingly, Mr. Wigdale may not be considered independent for the purposes of membership on the Audit Committee as he exercises control or direction over more than 10% of the common shares of the Corporation.

Directorship

None of the directors is presently a director of any other issuer that is a reporting issuer (or the equivalent) in any jurisdiction.

Orientation and Continuing Education

The Board of Directors of the Corporation takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director’s set of skills and professional background.  This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Corporation’s business will be necessary and relevant to each new director.  Once determined, one or more existing directors, who may be assisted by the Corporation’s management, provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

Orientation and education of directors is an ongoing matter.  As such, ongoing informal discussions between management and members of the Board are encouraged and visits to the Corporation’s operations are organized.

Ethical Business Conduct

The Corporation is committed to promote the highest standard of ethics and integrity in the pursuance of all of its activities.  Furthermore, the directors, officers and employees of the Corporation are expected to act and to hold their office with a view to the best interests of the Corporation.  The Corporation expects that all directors shall act in compliance with all laws and regulations applicable to their office as director of the Corporation.

In the event any transactions or agreements occur in respect of which a director or executive officer has a material interest, the matter must be reviewed by the Board of Directors.  The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment.  In the event a director has a material interest in any transaction or agreement, such Director will abstain from voting in that regard.

As part of its stewardship responsibilities, the Board of Directors has approved a formal “Code of Business Conduct and Ethics” that govern the behavior of the Corporation’s directors, officers and employees.  Furthermore, the Board of Directors has approved a formal “Whistle Blower Policy” to complement the procedures already existing in the Code of Conduct and Ethics.  The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers.  Disclosure will be made by the Corporation of any waiver from these standards granted to the Corporation’s directors or officers in the Corporation’s quarterly report that immediately follows the grant of such waiver. No waiver has been granted to date.

Nomination of Directors

The Governance Committee assists the Board of Directors in seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  During 2012, the Governance Committee considered the competencies, skills and contribution of each director generally and in the context of the strategic direction of the Corporation.  The Governance Committee recommended a canvass of possible candidates with U.S. healthcare and information technology experience.  Following such canvass, the Governance Committee recommended to the Board the appointment of one new director.  Mr. Jorgensen, with years of leadership experience including healthcare companies was appointed in July 2012 and was appointed Chairman.  The Governance Committee also considered the number of directors which should form the Board.  With the proposed winding up of the Corporation, the Committee recommended that the number of directors to be nominated for election at the Meeting to be set at three, having regard to the mandate of the Board, the strategic direction of the Corporation and the current priorities of the Corporation.

Compensation

It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of the Corporation’s senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  For further discussion regarding compensation see the “Compensation Discussion and Analysis” section above.

Assessments

The Governance Committee is responsible for assessing the individual and collective effectiveness of the Board.  Assessments are completed on an informal and ad hoc basis.

ADDITIONAL INFORMATION AND GENERAL

Additional information relating to the Corporation appears on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.  A copy of the Corporation’s financial statements and management’s discussion and analysis is available without charge to shareholders upon written request to the Secretary of the Corporation at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5.  Financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2012.

Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of the Meeting.  However, if any other matters that are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

The undersigned hereby certifies that the Board of Directors of the Corporation has approved the contents and sending of this Circular and that a copy of this Circular has or will be sent to each director, each shareholder entitled to the Notice of Meeting to which this Circular relates and the auditor of the Corporation.

DATED at Toronto, Ontario, the 12th day of August, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Bret Jorgensen

Bret Jorgensen, Chairman

Schedule “A”

FAIRNESS OPINION

Of Craig-Hallum Capital Group LLC

August 7, 2013

Personal and Confidential

Board of Directors

Diversinet Corp.

2235 Sheppard Avenue East, Suite 1700

Toronto, ON  M2J 5B5

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Diversinet Corp. (the “Company”) of the Purchase Price (as defined below) to be paid by certain subsidiaries of IMS Health Incorporated (“IMS Health”) to the Company pursuant to the terms of that certain Asset Purchase Agreement (the “Agreement”) by and between the Company and IMS Health.

The proposed Asset Purchase Agreement provides for the purchase by IMS Health from the Company of substantially all of the assets of the Company, the assumption by IMS Health of certain liabilities of the Company and the retention by the Company of certain assets and other liabilities of its business (the “Transaction”).  The consideration to be received by the Company in connection with the Transaction is a purchase price of $3.5 million (the “Purchase Price”). The terms and conditions of the Transaction are more fully set forth in the Agreement. Capitalized terms not otherwise defined will have the same meaning as in the Agreement.

We, as a customary part of our investment banking business, engage in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee from the Company for providing this opinion, which is not contingent upon consummation of the Transaction. We were retained to act as financial advisor to the Company and will receive compensation that is contingent upon successful completion of the Transaction. The Company has also agreed to indemnify us against certain liabilities in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities.

In connection with our review of the Transaction, and in arriving at our opinion, we have: (i) reviewed the financial terms of the draft of the Agreement dated July 30, 2013; (ii) reviewed certain business, financial and other information and data with respect to the Company and publicly available or made available to us from internal records of the Company; (iii) reviewed certain internal financial projections for the Company furnished to us by the management of the Company; (iv) conducted discussions with members of the senior management of the Company with respect to the business and prospects of the Company; (v) reviewed the reported prices and trading activity of Company’s common stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly traded companies deemed by us to be comparable to the Company; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable asset sale transactions; and (viii) attempted to perform a discounted cash flows analysis for the Company and Target on a stand-alone basis. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary and appropriate in arriving at our opinion.

In conducting our review and in rendering our opinion, we have relied upon and assumed the accuracy, completeness and fairness of the financial, accounting and other information discussed with us, reviewed by us, provided to us or otherwise made available to us, and have not attempted to independently verify, and have not assumed responsibility for the independent verification of, such information. We have further relied upon the assurances of the Company’s management and Board of Directors that the information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have assumed that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that the Company is not party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the Transaction. With respect to financial forecasts, estimates of net operating loss tax benefits and other estimates and forward-looking information relating to the Company and the Transaction reviewed by us, we have assumed that such information reflects the best currently available estimates and judgments of the Company’s management. We express no opinion as to any financial forecasts, net operating loss or other estimates or forward looking information of the Company or the assumptions on which they were based.

We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us, without modification of material terms or conditions. We have assumed that the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or alter the terms of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company and have made no physical inspection of the property or assets of the Company. We express no opinion regarding the liquidation value of any entity or its assets.  In addition, we have undertaken no independent analysis of any outstanding, pending or threatened litigation, material claims, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, or of any other governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is or may be subject. Our opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims, investigations or possible assertions of claims, or the outcomes or damages arising out of any such matters. The analyses we performed in connection with this opinion were going concern analyses of an entity, and we assumed that IMS Health would be responsible for any liabilities that arise in the ordinary course of operating the assets after the closing of the Transaction. We were not requested to opine, and no opinion is hereby rendered, as to whether any analyses of an entity, other than as a going concern, is appropriate in the circumstances and, accordingly, we have performed no such analyses.

We have undertaken no independent analysis of any pending or threatened litigation, governmental proceedings or investigations, possible unasserted claims or other contingent liabilities, to which either the Company or its affiliates is a party or may be subject and at the Company’s direction and with its consent, our opinion makes no assumption concerning and therefore does not consider, the possible assertion of claims, outcomes, damages or recoveries arising out of any such matters. No company or transaction used in any analysis for purposes of comparison is identical to the Company or the Transaction. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the Transaction were compared and other factors that could affect the public trading value or transaction value of the companies.

This opinion is necessarily based upon the information available to us, facts and circumstances and economic, market and other conditions as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of common stock of the Company have traded or such stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is furnished pursuant to our engagement letter dated January 17, 2013. This opinion is directed to the Board of Directors of the Company in connection with its consideration of the Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction. Notwithstanding the foregoing, the Board of Directors of the Company is authorized to rely upon this opinion. Except with respect to the use of this opinion in connection with the proxy statement relating to the Transaction in accordance with our engagement letter with the Company, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval. This opinion has been approved by the Craig-Hallum Fairness Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to the Company of the proposed Purchase Price set forth in the Agreement and does not address any other terms or agreement relating to the Transaction. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company or Target; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons in connection with the Transaction, whether relative to the Purchase Price pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due.  We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. We express no opinion as to the relative merits of the Transaction as compared to any alternative business strategies or transactions that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Purchase Price is fair, from a financial point of view, to the Company.

Sincerely,

/s/ Craig-Hallum Capital Group LLC

Schedule “B”

DISSENT RIGHTS

Section 185 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16

Rights of Dissenting Shareholders

185  (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)

amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)

amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)

amalgamate with another corporation under sections 175 and 176;

(d)

be continued under the laws of another jurisdiction under section 181; or

(e)

sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)

clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)

subsection 170 (5) or (6).

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)

amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)

deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)

the shareholder’s name and address;

(b)

the number and class of shares in respect of which the shareholder dissents; and

(c)

a demand for payment of the fair value of such shares.

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)

the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)

the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)

the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)

a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)

if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)

has sent to the corporation the notice referred to in subsection (10); and

(b)

has not accepted an offer made by the corporation under subsection (15), if such an offer was made, of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)

withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)

the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)

the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

Schedule “C”

DIVERSINET CORP.

PLAN OF LIQUIDATION AND DISTRIBUTION

WHEREAS the board of directors of Diversinet Corp. (the “Board”) has concluded that it is in the best interests of Diversinet Corp. (“Diversinet” or “Company”) to be wound up voluntarily pursuant to the Business Corporations Act (Ontario) in accordance with the terms of this Liquidation Plan (as defined below);

AND WHEREAS the Board has passed a resolution authorizing the Company to seek shareholder approval for the winding up of the Company and hold a special meeting of shareholders to consider and vote to require the Company to be wound up voluntarily and, in connection therewith, approve this Liquidation Plan;

NOW THEREFORE THIS Liquidation Plan is adopted by the Board as of the last date set forth below, having the terms and conditions as set out herein.

ARTICLE 1

INTERPRETATION

1.1

Definitions

In this Liquidation Plan:

“Assets” means all of the property, assets and undertaking of Diversinet;

“Board” has the meaning given to it in the recitals of this Liquidation Plan;

“Business Day” means a day, other than a Saturday or Sunday, on which banks are generally open for business in Toronto, Ontario;

“Calendar Day” means any day, including a Saturday, Sunday or statutory holiday in Toronto, Ontario;

“Canadian Dollars” or “CDN$” means dollars denominated in lawful currency of Canada;

“Claim” means

(a) any right of any Person against Diversinet in connection with any indebtedness, liability or obligation of any kind of Diversinet and any interest accrued thereon or costs payable in respect thereof, whether liquidated, unliquidated, reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known or unknown, by guarantee, surety or otherwise, and whether or not such right is executory or anticipatory in nature, including any claim made or asserted against Diversinet through any affiliate, associate or any right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future with respect to any matter, action, cause or chose in action; and

(b) any existing or future right of any Person against any one or more of the Directors which arose or arises as a result of such Director’s position, supervision, management or involvement as a Director or otherwise in any other capacity in connection with Diversinet whether such right, or the circumstances giving rise to it, arose before or after the Effective Date and whether enforceable in any civil, administrative or criminal proceeding;

“Claims Process” means the process established by the Liquidator and approved by the Court for the identification, resolution and barring of certain Claims, including inter alia the issuance of a final order of the Court establishing the Claims;

“Clearance Certificates” mean:

(a) a certificate issued by the Minister pursuant to subsection 159(2) of the Income Tax Act, R.S.C. 1952, c. 148 (the “ITA”), or any equivalent thereto, certifying that all amounts for which Diversinet is, or can reasonably be expected to become, liable under the ITA and the Taxation Act, 2007, S.O. 2007, c. 11, Sched. A, up to and including the date of distribution have been paid, or that the Minister has otherwise accepted security for payment;

(b) a certificate issued by the Minister pursuant to subsection 23(5) of the Canada Pension Plan, R.S.C. 1985, c. C-8 (the “CPP”), or any equivalent thereto, certifying that all amounts for which Diversinet is liable under the CPP up to and including the date of distribution, have been paid or that security for the payment thereof has been accepted by the Minister;

(c) a certificate issued by the Minister pursuant to subsection 86(3) of the Employment Insurance Act, S.C. 1996, c. 23 (the “EIA”), or any equivalent thereto, certifying the payment, or acceptance by the Minister of security for payment, of all amounts for which Diversinet is liable under the EIA up to and including the date of distribution;

(d) a certificate issued by the Minister pursuant to subsection 81(1) of the Excise Tax Act, R.S.C. 1985, c. E-15 (the “ETA”), or any equivalent thereto, certifying that no tax, penalty, interest or other sum under the ETA, chargeable against or payable by the Liquidator or chargeable against or payable in respect of the Assets, remains unpaid or that security for the payment thereof has, in accordance with section 80.1 of the ETA, been accepted by the Minister;

(e) a certificate issued by the Minister pursuant to subsection 270(3) of the ETA, or any equivalent thereto, certifying that all amounts payable or remittable under Part IX of the ETA by Diversinet in respect of the reporting period during which the distribution is made or any previous reporting period, and all amounts that are, or can reasonably be expected to become, payable or remittable under Part IX of the ETA by the Liquidator in respect of the reporting period during which the distribution is made, has been paid or that security for the payment thereof has been accepted by the Minister;

(f) a certificate issued by the Ontario Minister of Finance pursuant to subsection 19(2) of the Employer Health Tax Act, R.S.O. 1990, C. E. 11 (the “EHTA”), or any equivalent thereto, certifying that all taxes, interest and penalties that have been assessed under the EHTA and are chargeable against or payable out of the property of Diversinet have been paid or that security for the payment thereof in a form acceptable to the Ontario Minister of Finance has been given; and

(g) a certificate issued by pursuant to subsection 107(2) of the Corporations Tax Act, R.S.O. 1990, C.40 (“CTA”), or any equivalent thereto, certifying that all taxes, interest, penalties and other amounts payable by Diversinet under the CTA have been paid or that security for the payment thereof in a form acceptable to the Ontario Minister of Finance has been given under section 103 of the CTA;

“Common Shares” means the common shares in the capital of Diversinet;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Diversinet” or “Company” has the meaning given to it in the recitals of this Liquidation Plan;

“Creditor” means any Person with a Claim;

“Directors” means all individuals who were, on or at any time before the Effective Date, directors or officers of Diversinet, and the term “Director” shall mean any one of them;

“Dissolution Date” means the date on which the Company is dissolved pursuant to the OBCA or by order of the Court;

“Effective Date” means the date to be established by a resolution of the Board upon which the implementation of the Liquidation Plan shall commence;

“Employees” means the employees of Diversinet;

“Governmental Authority” means any nation or government, any province, state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or any Legal Requirement and any corporation or other entity owned or controlled, through capital stock or otherwise by any of the foregoing;

“Inspectors” has the meaning given to it in Section 6.1;

“Legal Requirement” means any statute, law, treaty, rule, regulation, order, decree, writ, injunction or determination of any arbitrator, court, Governmental Authority or securities exchange and, with respect to any Person, includes all such Legal Requirements applicable or binding upon such Person, its business or the ownership or use of any of its assets;

“Liquidator” means the Person appointed from time to time pursuant to Sections 4.1, 4.5, or 4.6 in its capacity as liquidator of Diversinet;

“Liquidation Date” means the date on which the Shareholders pass the Resolution;

“Liquidation Plan” means this plan of liquidation and distribution as it may be amended, modified, supplemented, restated or otherwise modified in accordance with its terms;

“Minister” means the Minister of National Revenue;

“OBCA” means the Business Corporations Act (Ontario);

“OBCA Director” means the Director appointed under Section 278 of the OBCA;

“OTCQB” means the marketplace of the Over The Counter exchange for venture companies known as “OTCQB”;

“Person” means any individual, partnership, limited partnership, joint venture, trust, corporation, unincorporated organization, government, agency, regulatory body or instrumentality thereof, legal personal representative or litigation guardian, or any other judicial entity howsoever designated or constituted domiciled;

“Public Trustee” means the Public Guardian and Trustee pursuant to the Public Guardian and Trustee Act, R.S.O. 1990, Chapter P.51;

“Resolution” means the special resolution of the Shareholders authorizing the voluntary winding up of Diversinet made in accordance with the OBCA and approving this Liquidation Plan;

“Shareholders” means all holders of Common Shares shown from time to time in the registers maintained by or on behalf of Diversinet by the Transfer Agent in respect of the Common Shares and, unless otherwise specified, includes all beneficial owners of Common Shares;

“Tax Return” means any report, return or other information required to be supplied to a taxing authority in connection with (a) all taxes, charges, fees, levies and other assessments (whether federal, provincial, local or foreign), including income, gross receipts, excise, property, sales, use, transfer, license, payroll, franchise, withholding, social security and unemployment taxes, and (b) any interest, penalties and additions related to the foregoing;

“Transfer Agent” means Computershare Investor Services Inc., as transfer agent for the Common Shares of the Company; and

“TSXV” means the board of the TSX Venture Exchange known as “TSXV”;

“US Dollars” or “US$” means dollars denominated in lawful currency of the United States;

1.2

Certain Rules of Interpretation

In this Liquidation Plan and the Schedules hereto:

(a) all references to currency are to US Dollars, except as otherwise expressly indicated;

(b) the division of this Liquidation Plan into articles, sections, subsections and clauses and the insertion of headings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Liquidation Plan. The terms “this Liquidation Plan”, “hereof”, “hereunder”, “herein” and similar expressions refer to this Liquidation Plan and not to any particular article, section, subsection or clause and include any plan supplemental hereto. Unless otherwise indicated, any reference in this Liquidation Plan to an article, section, subsection, clause or schedule refers to the specified article, section, subsection, clause or schedule of or to this Liquidation Plan;

(c) the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Liquidation Plan or a schedule hereto to such Person (or Persons) or circumstances as the context otherwise permits;

(d) the words “includes” and “including” and similar terms of inclusion shall not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather shall mean “includes without limitation” and “including without limitation”, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

(e) unless otherwise specified, all references to time herein and in any document issued pursuant hereto mean local time in Toronto, Ontario and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m., on such Business Day. Unless otherwise specified, the time period within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next succeeding Business Day if the last day of the period is not a Business Day. Whenever any payment to be made or action to be taken under this Liquidation Plan is required to be made or to be taken on a day other than a Business Day, such payment shall be made or action taken on the next succeeding Business Day;

(f) unless otherwise specified, where any reference to an event occurring within any number of “days” appears in this Liquidation Plan, such reference means Calendar Days and not Business Days; and

(g) unless otherwise provided, any reference to a statute, or other enactment of parliament or a legislature includes all regulations made thereunder, all enactments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE 2

PURPOSE OF THE PLAN

2.1

Purpose

The purpose of this Liquidation Plan is to provide for a plan of liquidation and distribution of the Assets, payment or settlement of all Claims and dissolution of the Company.

2.2

Commencement of Winding Up

The voluntary winding up of the Company shall commence on and as of the Effective Date.

2.3

Affected Persons

This Liquidation Plan will be implemented under the OBCA and, as of the Effective Date will be binding on the Company, the Directors, the Inspectors, the Liquidator and the Shareholders in accordance with its terms. On the Liquidation Date, each Shareholder shall be deemed to have consented and agreed to all of the provisions of this Liquidation Plan in their entirety.

ARTICLE 3

EFFECT OF PLAN

3.1

Share Transfers

On and as of the Effective Date, to the extent permitted by the OTCQB and the Liquidator, the Common Shares will continue to trade on the OTCQB until such time as the Liquidator determines in accordance with Section 4.2(e).

3.2

Company to Cease Business

On and as of the Effective Date, the Company shall cease to carry on its undertaking, except in so far as may be required as beneficial for the winding up thereof in the discretion of the Liquidator, but its corporate existence and all its corporate powers, even if it is otherwise provided by its articles or by-laws, shall continue until its affairs are wound up.

3.3

Resignation of Directors

On and as of the Effective Date, all the powers of the Directors shall cease and the Directors shall be deemed to have resigned.

ARTICLE 4

THE LIQUIDATOR

4.1

Appointment of Liquidator

On and as of the Effective Date, Duff & Phelps Canada Restructuring Inc. is hereby appointed as the liquidator of the estate and effects of the Company (“Liquidator”) for the purpose of winding up its business and affairs and distributing its Assets, after satisfying all Claims, all in accordance with the terms of this Liquidation Plan, and who shall serve until removal and replacement in accordance with this Liquidation Plan. The Liquidator shall be the agent and attorney-in-fact of the Company and shall act for and on behalf of the Company with the authority to enter into agreements and execute documents for and on behalf of the Company in such capacity pursuant to the powers and obligations of the Liquidator as contained in this Liquidation Plan or otherwise under the OBCA.

4.2

Mandatory Obligations of the Liquidator

The Liquidator is expressly directed, empowered and authorized to, and shall:

(a) deposit all money that the Liquidator has belonging to the Company and amounting to $100 or more in any bank of Canada listed in Schedule I or II to the Bank Act (Canada) or in any trust corporation or loan corporation that is registered under the Loan and Trust Corporations Act or in any other depository approved by the Court, and as approved by the Inspectors, which deposit shall not be made in the name of the Liquidator individually, but shall be a separate deposit account in the Liquidator’s name as Liquidator of the Company and in the name of the Inspectors, and such money shall be withdrawn only by order for payment signed in accordance with such signing authorities as may be determined by the Liquidator in consultation with the Inspectors;

(b) at every meeting of the Shareholders, produce a pass-book, or statement of account showing the amount of the deposits, the dates at which they were made, the amounts withdrawn and the dates of withdrawal, and mention of such production shall be made in the minutes of the meeting, and the absence of such mention shall be admissible in evidence as proof, in the absence of evidence to the contrary, that the pass-book or statement of account was not produced at the meeting;

(c) forthwith after the Effective Date, maintain the listing of the Common Shares on the OTCQB (and the Liquidator hereby consents to the continued trading of the Common Shares on the OTCQB until the completion of the Claims Process, subject to compliance with the listing requirements of the OTCQB);

(d) establish and implement a Claims Process;

(e) following the completion of the Claims Process, implement the de-listing of the Common Shares from trading on the OTCQB and provide at least two weeks advance notice to the Shareholders by press release, filed at www.sedar.com and generally disseminated within Canada, of the date on which the Common Shares shall cease trading and whereupon, pursuant to Section 198 of the OBCA, all transfers of Common Shares thereafter shall be void unless made with the explicit sanction of the Liquidator;

(f) with the approval of the Inspectors, pay or otherwise satisfy all Claims from the Assets;

(g) after satisfying all Claims, distribute the remaining Assets rateably among the registered Shareholders according to their rights and interests in the Company;

(h) cause to be filed with the appropriate Governmental Authority all Tax Returns required to be filed by Diversinet, its subsidiaries and, if necessary, any trusts or special purpose entities for which Diversinet continues to have responsibility under applicable Legal Requirements;

(i) remit all taxes required to be remitted by Diversinet in accordance with all applicable statutes, all outstanding CPP contributions and EIA premiums, including any associated interest and penalties and obtain the Clearance Certificates;

(j) cause to be filed with the appropriate Governmental Authority all financial statements and reports required to be filed by Diversinet;

(k) maintain the continuous disclosure requirements applicable to the Company under all applicable securities laws;

(l) meet with the Inspectors regularly and shall call such meetings by providing at least two days written notice to the Inspectors which notice period may be waived by such Inspectors in their discretion;

(m) subject to the approval of the Inspectors, maintain appropriate director and officer type insurance in place for the Liquidator and the Inspectors; and

(n) make up an account showing the manner in which the winding up has been conducted and the Assets disposed of, and thereupon shall call a meeting of the Shareholders for the purpose of having the account laid before them and hearing any explanation that may be given by the Liquidator, and the meeting shall be called in the manner prescribed by the articles or by-laws of the Company or, in default thereof, in the manner prescribed by the OBCA for the calling of meetings of shareholders, and within ten days after the meeting is held file a notice in the prescribed form under the OBCA with the OBCA Director stating that the meeting was held and the date thereof and shall forthwith publish the notice in The Ontario Gazette.

4.3

Discretionary Powers of the Liquidator

The Liquidator is expressly empowered and authorized, but not obligated, to do any of the following:

(a)

with the prior approval of the Inspectors, bring or defend any action, suit or prosecution, or other legal proceedings, civil or criminal, in the name and on behalf of the Company, provided that the Inspectors, in their sole discretion, may determine to oversee and manage the administration of any such proceedings and, if the Inspectors so determine, the Inspectors (and not the Liquidator) shall have full carriage of the administration and management of such proceedings (which may include any proceedings with respect to any Claim) including the ability to settle or otherwise compromise any or all of the matters subject to such proceedings;

(b)

carry on the business of the Company so far as may be required as beneficial for the winding up of the Company;

(c)

sell any of the Assets by public auction or private sale or, where applicable, through a stock exchange, and receive payment of the purchase price either in cash or otherwise;

(d)

do all acts and execute, in the name and on behalf of the Company, all documents, and for that purpose use the seal of the Company, if any;

(e)

draw, accept, make and endorse any bill of exchange or promissory note in the name and on behalf of the Company;

(f)

raise upon the security of the Assets any requisite money;

(g)

call meetings of the Shareholders for any purpose the Liquidator thinks fit;

(h)

with the approval of the Shareholders or the Inspectors, make such compromise or other arrangement as the Liquidator thinks expedient with any creditor or person claiming to be a creditor or having or alleging that he, she or it has a Claim whereby the Company may be rendered liable;

(i)

with the approval of the Shareholders or the Inspectors, compromise all debts and liabilities capable of resulting in debts, and all claims, whether present or future, certain or contingent, liquidated or unliquidated, subsisting or supposed to subsist between the Company and any contributory, alleged contributory or other debtor or person who may be liable to the Company and all questions in any way relating to or affecting the Assets, or the winding up of the Company, upon the receipt of such sums payable at such times and generally upon such terms as are agreed, and the Liquidator may take any security for the discharge of such debts or liabilities and give a complete discharge in respect thereof;

(j)

at any time, make an application to the Court under Section 207 of the OBCA to have the liquidation of the Company supervised by the Court if the Liquidator considers such an application advisable under the circumstances then existing;

(k)

at any time after the affairs of the Company have been fully wound up, make an application to the Court for an order dissolving the Company;

(l)

make or cause to be made, from time to time, any interim distributions or distributions in kind of portions of the Assets to the registered Shareholders rateably among the registered Shareholders according to their rights and interests in the Company, as considered appropriate and approved by the Inspectors, and while maintaining such reserves as are reasonably necessary to provide for all Claims;

(m)

at any time after the Effective Date, request the Transfer Agent to refrain from making any changes to the registers maintained by the Transfer Agent in respect of the Common Shares, except to the extent necessary as a result of the continued trading of the Common Shares on the OTCQB;

(n)

wind up or dissolve all wholly-owned subsidiaries of the Company; and

(o)

do and execute all such other things as are necessary for winding up the business and affairs of the Company and distributing the Assets.

4.4

Reporting Obligations

The Liquidator shall report to the Shareholders at such times and intervals as the Liquidator may deem appropriate with respect to matters relating to the Assets, Diversinet and such other matters as may be relevant to this Liquidation Plan.

4.5

Removal of the Liquidator

The Liquidator may be removed by:

(a)

order of the Court;

(b)

resolution of the majority of the Inspectors; or

(c)

ordinary resolution of the Shareholders at a meeting called for the purpose of removing the Liquidator, but only if such order of the Court or resolution of Shareholders or Inspectors appoints another liquidator in the Liquidator’s stead which successor liquidator shall become the Liquidator under this Liquidation Plan.

4.6

Resignation of the Liquidator and Filling Vacancy

If the Liquidator resigns, then a successor liquidator shall be appointed by resolution of the majority of Inspectors, by ordinary resolution of the Shareholders at a meeting called for the purpose of appointing a successor liquidator, or by order of the Court, and such successor liquidator shall become the Liquidator under this Liquidation Plan.

4.7

Fees of the Liquidator

The Liquidator shall be paid its reasonable fees and disbursements, in each case at its standard rates and charges, from the Assets as and when the Liquidator renders an account to the Company and such account is approved by the Inspectors, all as more particularly described in the Liquidator’s retainer letter attached as Schedule “A” hereto. With the agreement of the Liquidator, amendments to the Liquidator’s retainer letter may be made if the Inspectors approve of such amendments. Pursuant to Section 222 of the OBCA, the costs, charges and expenses of the winding up, including the remuneration of the Liquidator, are payable out of the Assets in priority to all other Claims.

4.8

Indemnity

The Company hereby releases, holds harmless, and indemnifies the Liquidator from and against all liabilities, claims and costs of any nature arising from the Liquidator’s execution of this Liquidation Plan, save and except any such liabilities, claims or costs arising as a result of the Liquidator’s fraud, gross negligence or wilful misconduct.

ARTICLE 5

TERMINATION OF EMPLOYEES

5.1

Termination of Employment

All Employees shall be terminated on the Effective Date, other than those Employees who are requested by the Liquidator to remain in service and assist in the implementation of this Liquidation Plan and agree to do so which Employees shall remain Employees of the Company.

5.2

Employment Agreements

In connection with the termination of all Employees, Diversinet shall honour and fully comply with all existing agreements with such Employees.

ARTICLE 6

INSPECTORS

6.1

Appointment of Inspectors

On and as of the Effective Date, David Hackett, Albert Wahbe and Jay Wigdale are hereby appointed as inspectors of the Company’s liquidation pursuant to Section 194 of the OBCA (the “Inspectors”).

6.2

Approval of Inspectors

For any action or inaction which requires the approval of the Inspectors under this Liquidation Plan or the OBCA, such approval shall exist if a majority of the Inspectors approve of the action or inaction by vote at a meeting of Inspectors or otherwise by written resolution signed by a majority of the Inspectors.

6.3

Meetings of Inspectors

The Liquidator or any one of the Inspectors may call a meeting of Inspectors by providing all of the Inspectors with two days written notice of such meeting, which notice may be waived by the Inspectors in their discretion. Such meetings may be held by teleconference. Quorum for any meeting of Inspectors shall be a majority of the Inspectors. Each of the Inspectors shall have one vote at any such meetings. The Liquidator shall have no vote at such meetings but may chair such meetings with the approval of a majority of the Inspectors. Where the Liquidator is not in attendance at such meetings, the Inspectors may decide among themselves which one shall act as chair of the meeting.

6.4

Removal of Inspectors

An Inspector may be removed by:

(a) order of the Court; or

(b) ordinary resolution of the Shareholders at a meeting called for the purpose of removing an Inspector.

6.5

Filing Vacancies of Inspectors

There shall always be at least one Inspector and not more than three Inspectors at any time. Any vacancy in the number of permissible Inspectors may be filled by election by the majority of remaining Inspectors.

6.6

Remuneration of Inspectors

The compensation paid to Inspectors shall be $25,000 per Inspector per year, plus $1,500 per Inspector per day on which meetings of Inspectors are held for attendance at such meetings in person or, if attended by conference call, $1,000 per Inspector per day. In addition, Inspectors may charge supplementary fees in the form of hourly rates, per diem fees or other formats, as determined by the Inspectors, acting reasonably, in consultation with the Liquidator. Inspectors shall also be reimbursed for their reasonable expenses and shall participate in the insurance arrangement, if any, described in Section 4.2(m).

6.7

Indemnity

The Company hereby releases, holds harmless, and indemnifies the Inspectors from and against all liabilities, claims and costs of any nature arising from the Inspector’s actions as an Inspector under the Liquidation Plan and pursuant to the OBCA, save and except any such liabilities, claims or costs arising as a result of the Inspector’s fraud, gross negligence or wilful misconduct.

ARTICLE 7

DISTRIBUTIONS

7.1

Delivery of Distribution to Shareholders

Unless otherwise directed, distributions to registered Shareholders shall be made by the Liquidator at the addresses set forth in the registers maintained by the Transfer Agent in respect of the Common Shares as at the date of any such distribution, or if applicable, and to the extent differing from the foregoing, at the address of such registered Shareholder’s respective legal representatives, in trust for such registered Shareholder. Beneficial holders of Common Shares shall be entitled to receive distributions only through the applicable registered Shareholder on the registers maintained by the Transfer Agent in respect of the Common Shares.

7.2

Undeliverable Distributions to Shareholders

Where the Liquidator is unable to distribute rateably the Assets among the registered Shareholders because a registered Shareholder is unknown or a registered Shareholder’s whereabouts is unknown, the share of the Assets of such registered Shareholder may, by agreement with the Public Trustee, be delivered or conveyed by the Liquidator to the Public Trustee to be held in trust for the registered Shareholder, and such delivery or conveyance shall be deemed to be a distribution to that registered Shareholder of his, her or its rateable share for the purpose of this Liquidation Plan.

7.3

Interim Distributions

Any distributions to registered Shareholders (other than any final distribution on the cancellation of the Common Shares) shall be either as a reduction of stated capital, subject to satisfying the applicable solvency tests in the OBCA, or as a dividend. The determination as to whether or not to make any such interim distribution and whether or not any such interim distribution is made as a reduction of stated capital or as a dividend shall be made by the Inspectors.

ARTICLE 8

COMPLETION OF THE LIQUIDATION PLAN

8.1

Discharge of Liquidator and Inspectors

At the Dissolution Date, the Liquidator and Inspectors shall be discharged and shall have no further obligations or responsibilities, except only with respect to any remaining duties or power required to implement and give effect to the terms of this Liquidation Plan.

ARTICLE 9

GENERAL PROVISIONS

9.1

Liquidation Plan Amendment

(a)

The Liquidator and Inspectors may, at any time prior to the Dissolution Date, agree to amend, modify and/or supplement this Liquidation Plan without the approval of the Shareholders, (i) in order to correct any clerical or typographical error, (ii) as required to maintain the validity or effectiveness of this Liquidation Plan as a result of any change in any Legal Requirement, or (iii) in order to make any change that in the opinion of the Inspectors is administrative in nature and does not materially change the terms of this Liquidation Plan.

(b)

Subject to the ability of the Liquidator and Inspectors to agree to amend, modify and/or supplement or amend this Liquidation Plan without the approval of the Shareholders as provided in Section 9.1(a), the Liquidator and Inspectors reserve the right, at any time prior to the Dissolution Date, to amend, modify and/or supplement this Liquidation Plan, provided that any such amendment, modification or supplement shall not be effective until approved by a special resolution of the Shareholders at a meeting of Shareholders called for the purposes of approving such amendment, modification or supplement.

9.2

Severability

In the event that any provision in this Liquidation Plan is held by the Court to be invalid, void or unenforceable, the Court shall have the power to alter and interpret such term or provision to make it valid and enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered and interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of this Liquidation Plan shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation.

9.3

Paramountcy

From and after the Liquidation Date, any conflict between: (A) this Liquidation Plan; and (B) any information summary in respect of this Liquidation Plan, or the covenants, warranties, representations, terms, conditions, provisions or obligations, express or implied, of any contract, document or agreement, written or oral, and any and all amendments and supplements thereto existing between Diversinet and any of the Shareholders, Directors, Liquidator, and Inspectors as at the Liquidation Date, will be deemed to be governed by the terms, conditions and provisions of this Liquidation Plan, which shall take precedence and priority.

9.4

Responsibilities of the Liquidator

The Liquidator will have only those powers granted to it by this Liquidation Plan, by the OBCA and by any order of the Court.

9.5

Notices

Any notice or communication to be delivered hereunder shall be in writing and shall reference this Liquidation Plan and may, subject as hereinafter provided, be made or given by personal delivery, by fax, courier or e-mail addressed to the respective parties as follows:

(i)

if to a Shareholder:

at the addresses set forth in the securities register kept at the Transfer Agent;

(ii)

if to a Creditor:

at the addresses set forth in the books and records of the Company or the proofs of claim filed by such Creditor in accordance with the Claims Process

(iii)

if to the Liquidator:

Duff & Phelps Canada Restructuring Inc.

333 Bay Street, 14th Floor

Toronto, Ontario, M5H 2R2

Attention: David Sieradski

Fax: (647) 497-9470

E-mail: David.Sieradzki@duffandphelps.com

(iv)

 if to the Inspectors:

Attention: ��

Fax: ��

E-mail: ��

or to such other address as any party may from time to time notify the others in accordance with this Section 9.5. All such notices and communications which are delivered shall be deemed to have been received on the date of delivery. Any such notices and communications which are faxed shall be deemed to be received on the date faxed if sent before 5:00 p.m. Eastern Standard Time on a Business Day and otherwise shall be deemed to be received on the Business Day next following the day upon which such fax was sent. Any notice or other communication sent by mail shall be deemed to have been received on the fifth Business Day after the date of mailing. The unintentional failure by the Liquidator to give a notice contemplated hereunder shall not invalidate any action taken by any Person pursuant to this Liquidation Plan.

9.6

Governing Law

This Liquidation Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to conflict of laws. All questions as to the interpretation or application of this Liquidation Plan and all proceedings taken in connection with this Liquidation Plan and its provisions shall be subject to the exclusive jurisdiction of the Court.

The foregoing Liquidation Plan being adopted by the Board as of this  day of         , 2013.

BY ORDER OF THE BOARD

By: /s/ David Hackett

Name: David Hackett

Title: Secretary

D i v e r s i n e t

2 0 1 2  A n n u a l  R e p o r t

  To Our Shareholders, Customers, Partners and Employees:

In 2012, Diversinet made strides in positioning the company in the growing wireless health and mHealth marketplace.  This was demonstrated in numerous significant events and milestones.  Here are some of the highlights:

•

Dr. Hon Pak was appointed Chief Executive Officer and member of the company’s board of directors after serving as interim CEO since December 2011 and on Diversinet’s executive advisory board since September 2011.

•

The University of Nebraska Medical Center (UNMC) started using Diversinet’s MobiSecure® SDK on a non-commercial basis to determine if the SDK could interface with the UNMC’s preoperative treatment algorithms.

•

We received the 2012 CATA Alliance Award for Outstanding Product Achievement in Healthcare. The award recognizes outstanding technology engineering development that has resulted in the production of world-class, field-proven products.

•

During the third quarter, Diversinet received a one-year contract renewal from the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) mCare telehealth-outreach program for members of the military recovering from mild traumatic brain injuries and other wounds.

•

In July 2012, Diversinet appointed Bret Jorgensen as chairman of the board.  Mr. Jorgensen succeeded Albert Wahbe, who retired as chairman but remains a member of the board.  Mr. Jorgensen brings more than 20 years of experience as a healthcare entrepreneur and corporate transformation executive to Diversinet.

•

Dr. Pak was interviewed by mHealth Zone at the American Telemedicine Association 2012 Fall Forum.  He discussed his views about the emerging mHealth market and recent developments of Diversinet’s MobiSecure technology, an enterprise-level mHealth platform that enables care coordination and patient engagement through developing and configuring applications.

•

Diversinet’s mHealth platform became the first to have its encryption technology awarded Federal Information Processing Standards (FIPS) 140-2 validation.

•

AirStrip Operations, a leading developer of first-in-class mobile technology that enables access to live and actionable patient data, signed a licensing agreement for the mobiSecure SDK, enabling patient-monitoring applications with federally validated security.

•

mobiHealth Wallet™, a secure, personalized virtual container for downloading, entering, managing and sharing personal health information, was launched in the fourth quarter.  mobiHealth Wallet is compatible with the U.S. federal government’s Blue Button Initiative and supports more effective healthcare coordination, personalization and mass customization of care.

As the mHealth market continues to evolve in 2013, we remain focused on the key elements of our mobile health strategy. As we face challenges in gaining traction for the adoption of our products, we will also be considering strategic and operational alternatives necessary to support our ongoing operations.

I would like to thank our shareholders, dedicated staff and business partners for their continued support.  As the New Year progresses, we will continue to build upon the strong foundation of accomplishments we laid in 2012.

Regards,

/s/ Hon Pak

Dr. Hon Pak, Chief Executive Officer

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our audited consolidated financial statements and the accompanying notes.  We report our audited consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”).  All dollar amounts in this MD&A are in United States, or U.S. dollars unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report and our annual report for the year ended December 31, 2012 for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at March 4, 2013.

Please find attached the Consolidated Balance Sheets as of December 31, 2012 and 2011, the Consolidated Statements of Operations and Comprehensive Income (Loss), the Consolidated Statements of Shareholders’ Equity and the Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010, and the Notes to Consolidated Financial Statements for Diversinet Corp.  Our financial statements have been prepared in accordance with U.S. GAAP.

Overview: Our Business and Strategy

Diversinet Corp. provides patented and proven products that enable healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to “power care coordination through mobility”.

Founded in 1997 and based in Toronto, Diversinet has invested heavily in its core technology and has built a sizable patent portfolio.  Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

With increasing pressures on the healthcare industry to reduce costs, increase efficiency and reduce medical errors there are opportunities for secure mHealth applications that focus on care coordination.  mHealth gives the healthcare industry the ability to manage the increasing number of patients afflicted by one or more chronic conditions, while improving overall quality of care, outcomes and containing costs.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) addresses the need for security standards to protect the confidentiality and integrity of individually identifiable health information.  HIPAA security rules require a risk-based security assessment and the implementation of appropriate authentication for access to electronic Protected Health Information (ePHI).

Diversinet’s mHealth platform  (mobiSecure®, mobiPublisher™ and mobiSolutions™) is designed to help healthcare payers and providers, pharmaceutical companies, application developers and other healthcare organizations address the increasing need for secure messaging, as well as safe, convenient storage and sharing of personal health data.  Diversinet-powered solutions support healthcare reform by enabling healthcare organizations to improve quality of care while reducing costs.

mobiSecure is based on Open AuTHentication (OATH) standards for authentication and was designed specifically to prevent unauthorized access to confidential data.  Coupled with Diversinet’s encryption architecture, MobiSecure enables providers, insurers, patients and other users to securely connect with critical healthcare information with protection against identity theft or fraud.

mobiPublsher is a secure application that enables healthcare organizations to rapidly deploy HIPAA compliant “mHealth Apps” to anyone, anywhere, on any mobile device.  MobiSecure Communicator offers secure communication and management of critical data and personal information, from a mobile phone, tablets or desktop computer, directly over the Internet and wireless networks.  It also supports advanced secure data messaging such as alerts, question/response and advanced questionnaires.

mobiSecure provides the security and mobile provisioning functionality necessary to allow developers to meet the stringent healthcare regulatory requirements for offering secure mHealth solutions.  The security functionality includes encryption and OATH-standards based One Time Password for strong authentication.

Diversinet mHealth platform key advantages include:

1.

Built in security features that meet/exceed HIPAA regulations and support strong authentication and based on FIPS 140-2 certified cryptographic modules

2.

Support for a wide range of smart, feature phones and tablets,

3.

Flexible integrated products:

a.

Rapidly enabling multiple mobile healthcare applications in messaging, publishing & case management

b.

Highly scalable solution that can support large number of users

c.

Agility and on the fly customization of mobile user interface

d.

Consumer friendly patented resident mobile application with OTA provisioning

4.

Allows online and offline data access from mobile devices

Selected Annual Information

The selected annual information presented below is based on the audited consolidated financial statements.

For the year ended December 31	2012	2011	2010
Revenues	$1,514,639	$1,291,714	$4,931,834
Net income (loss) for the year	(4,367,955)	(5,536,595)	1,867,074
Basic and diluted income (loss) per share	(0.10)	(0.13)	0.04
Weighted average number of common shares	43,221,898	42,587,632	45,029,121
Dividends declared per share	–	–	–

As at December 31	2012	2011	2010
Cash and cash equivalents	3,162,316	7,397,025	12,458,750
Total assets	3,727,239	7,955,733	12,767,656
Total liabilities	630,701	783,133	751,414

Period-to-period operating results are significantly dependent upon the sale of license agreements and in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.

Operating Results

Year ended December 31, 2012 compared to year ended December 31, 2011

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  For the years ended December 31, 2012 and 2011, we reported revenues of $1,515,000 and $1,292,000, respectively.  We generated 45% (53% in 2011) of our revenues from the United States, 48% (39% in 2011) from Canada and 7% (8% in 2011) from the Asia Pacific region during the year ended December 31, 2012.  During 2012, we generated 47% (34% in 2011) of our revenues from consulting services and 53% (66% in 2011) from licensing.  We currently generate our revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  During 2012, 78% of our revenue came from three customers.  During 2011, 82% of our revenue came from three customers. While we endeavor to increase our customer base, the market that we operate in is still in an evolving stage and our revenue base is still quite small.  Therefore, it is reasonable to expect that our revenue will continue to be concentrated among relatively few new customers for the near future.

In January 2011, and amended in November 2012, we entered into a six year reseller agreement with 2205925 Ontario Limited d/b/a Mihealth Global Systems (“Mihealth”) which grants Mihealth the exclusive right to contract with Canadian head quartered companies and governmental and broader public sector entities located in Canada.  Mihealth will have the non-exclusive right to contract in the rest of the world, excluding the United States.  Mihealth has agreed to pay Diversinet an annual minimum commitment to maintain its exclusivity for the Canadian market.  Diversinet has received annual minimum commitments of $400,000 for year 1 (2011) and $700,000 for year 2 (2012), and subject to earlier termination is to receive $700,000 in 2013, $1 million in year 3 (2014), $1.3 million in year 4 (2015) and $1.6 million in year 5 (2016), payable in quarterly installments.  Mihealth can terminate its Canadian exclusivity and payment of the minimum commitment amounts upon 180 days notice.

In June 2011, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (“J&J”) licensed our MobiSecure product for a pilot to improve medication utilization and consumer interaction.  During 2011, we delivered a MobiSecure® Publisher license, a MobiSecure SMS license and 5,000 Publisher mClient user licenses to J&J.  During the third quarter of 2012, J&J indicated to the Company that it will not be continuing its medication adherence platform with Diversinet beyond the second quarter of 2013.

In September 2012, the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) mCare telehealth-outreach program, for members of the military recovering from mild traumatic brain injuries (TBI) and other wounds, was renewed for another year.  Diversinet is providing development, maintenance and consulting services to help the Army hasten the recovery and track the progress of as many as 10,000 wounded warriors who return home or to community-based transition units following initial recuperation in military medical facilities.

During the first quarter of 2012, the Board of Regents of the University of Nebraska d/b/a the University of Nebraska Medical Center (“U of N”) started using our MobiSecure SDK on a non-commercial basis to determine if the SDK could be utilized to interface with the U of N’s preoperative treatment algorithms.  Under the agreement, Diversinet hosted a ‘sandbox’ environment until September 2012 that allowed the U of N to gain familiarity with the MobiSecure platform and to determine if it wants to acquire a permanent license for the software.

In November 2012, Airstrip Operations, LLC (“Airstrip”) licensed our MobiSecure mobile security SDK product.  Under the license agreement, AirStrip will be able to develop HIPAA-compliant solutions with military-grade security for all consumer smartphones, tablets, and other mobile devices.  The Company is recognizing the revenue associated with this arrangement on a cash basis.

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.  Costs of revenues were $140,000 (gross margin of 91%) for the year ended December 31, 2012 compared to $105,000 (gross margin of 92%) for 2011, largely due to more consulting services activity during 2012.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in performing services under contracts.

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance, support and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.  Research and development expenses were $2,456,000 for the year ended December 31, 2012 compared to $2,928,000 for 2011.  In 2012, the Company reduced research and development expenses by $207,000 (2011 - $205,000, 2010 - $208,000) for tax credit refunds received during the year in relation to the previous year’s scientific research and $201,000 (2011 - $nil, 2010 - $nil) from the recording of in tax credits recoverable related to expenditures incurred this fiscal year.  Other decreases in research and development costs in 2012 were largely due to decreases of $98,000 in bonuses, $99,000 in contractors, $86,000 on consulting services and $51,000 in legal fees.  These amounts were offset by an increase of $111,000 in termination costs relating to staff reductions in December 2012.  In 2012, product development costs of $137,000 ($96,000 in 2011) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising costs, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.  Sales and marketing expenses were $1,315,000 for the year ended December 31, 2012 compared to $1,665,000 for 2011.  The decrease in 2012 is related mainly to decreases in overall salaries and benefits of $141,000 due to a reduction in the average number of people from 3 in 2011 to 2 in 2012, $122,000 in travel costs, $54,000 in consulting services and $37,000 in marketing expenses.

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, financial planning and control, legal, human resources and corporate administrative staff.  General and administrative expenses were $1,908,000 for the year ended December 31, 2012 compared to $2,059,000 for 2011.  Included in the December 31, 2012 general and administrative expenses is $292,000 ($670,000 for 2011) relating to stock-based compensation expenses.  The change in 2012 is related mainly to increases in salary of $340,000 due to the compensation for our new CEO, travel expenses of $48,000, and rent and other office expense of $8,000. These amounts were offset by a decrease in recruiting fees of $132,000, stock based compensation of $378,000 and professional fees of $40,000.

Depreciation expense was $55,000 for the year ended December 31, 2012 compared to $63,000 for 2011. The modest decrease in depreciation in 2012 is consistent with the property and equipment asset base.

Foreign exchange losses were $28,000 for the year ended December 31, 2012 compared to $32,000 for the year ended December 31, 2011.  During 2012, the U.S./Canadian dollar exchange rate appreciated by 0.021 compared to an appreciation of 0.022 during 2011.  We earned interest, net and other income of $20,000 during 2012 compared to $22,000 for 2011 through investing our excess cash.  Current interest rates for short term investment grade investments continue to be low.

We reported net loss for the year ended December 31, 2012 of $4,368,000 compared to $5,537,000 for 2011.  The net loss includes stock-based compensation expense relating to the issuance of common shares, options and warrants of $292,000 and $670,000 during 2012 and 2011, respectively.  Basic loss per share for 2012 was $0.10 compared to earnings per share of $0.13 in 2011 based on a weighted average of 43,222,000 and 42,588,000 common shares, respectively.  At December 31, 2012, the Company had 43,497,000 (43,009,000 – 2011) common shares outstanding and 50,691,000 (49,242,000 - 2011) common shares on a fully diluted basis.

Year ended December 31, 2011 compared to year ended December 31, 2010

For the years ended December 31, 2011 and 2010, we reported revenues of $1,292,000 and $4,932,000, respectively.  We generated 53% (98% in 2010) of our revenues from the United States, 39% (0% in 2010) from Canada and 8% (2% in 2010) from the Asia Pacific region during the year ended December 31, 2011.  During 2011, we generated 34% (3% in 2010) of our revenues from consulting services and 66% (97% in 2010) from licensing.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  During 2011, 82% of our revenue came from three customers. During 2010, 97% of our revenue came from two customers.  While we endeavor to increase our customer base, the market that we operate in is still in an evolving stage and our revenue base is still quite small.  Therefore, it is reasonable to expect that our revenue will continue to be concentrated among relatively few new customers for the near future.

Costs of revenues were $105,000 (gross margin of 92%) for the year ended December 31, 2011 compared to $23,000 (gross margin of 99%) for 2010, largely due to more consulting services activity during 2011.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in performing services under contracts.

Research and development expenses were $2,928,000 for the year ended December 31, 2011 compared to $3,112,000 for 2010.  In 2011, the Company reduced research and development expenses by $205,000 (2010 - $208,000, 2009 - $nil) for refunds received during the year in relation to the prior year’s scientific research and development claims.  The decrease in research and development costs in 2011 was largely due to decreases of $164,000 in bonus accrual and $98,000 in overall salaries due to a decrease in head count from 30 to 28 during the year.  These amounts were offset by an increase of $97,000 in consulting services, $47,000 in legal services and $11,000 in recruiting fees.  In 2011, product development costs of $96,000 ($9,000 in 2010) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.

Sales and marketing expenses were $1,665,000 for the year ended December 31, 2011 compared to $1,783,000 for 2010.  The decrease in 2011 is related mainly to decreases in overall salaries of $202,000 due to a reduction in the average number of people from 4 in 2010 to 2 in 2011, and recruiting fees of $180,000 incurred in 2010.  These amounts were offset by an increase in consulting services of $126,000, marketing and membership expenses of $85,000 and rent expense of $45,000.

General and administrative expenses were $2,059,000 for the year ended December 31, 2011 compared to $1,889,000 for 2010.  Included in the December 31, 2011 general and administrative expenses is $670,000 ($659,000 for 2010) relating to stock-based compensation expenses.  The increase in 2011 is related mainly to increases in recruiting fees of $141,000 and rent expense of $22,000.

Depreciation expense was $63,000 for the year ended December 31, 2011 compared to $66,000 for 2010. The modest decrease in depreciation in 2011 is consistent with the property and equipment asset base.

Foreign exchange losses were $32,000 for the year ended December 31, 2011 compared to a gain of $190,000 for the year ended December 31, 2010.  During 2011, the U.S./Canadian dollar exchange rate depreciated by 0.022 (compared to an appreciation of 0.0539 during 2010).  We earned interest, net and other income of $22,000 during 2011 compared to $57,000 for 2010 through investing our excess cash.  Current interest rates for short term investment grade investments continue to be low.

During 2010, with the completion of the Settlement and Mutual Release Agreement with AllOne Mobile Corporation, AllOne Health Group, Inc., and Hospital Service Association of Northeastern Pennsylvania  returned for cancellation 6,956,152 Diversinet common shares.  We valued the returned shares at $3,061,000 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement) and included this amount in other income in 2010.  Furthermore, $500,000 of the $4 million cash paid by AllOne on termination of the above noted agreement was also allocated to other income as it did not meet the presentation criteria for revenue.

We reported net loss for the year ended December 31, 2011 of $5,537,000 compared to a net income of $1,867,000 for 2010.  The net loss includes stock-based compensation expense relating to the issuance of common shares, options and warrants of $670,000 and $659,000 during 2011 and 2010, respectively.  The 2011 net loss includes the loss from foreign exchange of $32,000 (gain of $190,000 in 2010) and other income of $nil (2010 – $3,561,000).  Basic loss per share for 2011 was $0.13 compared to earnings per share of $0.04 in 2010 based on a weighted average of 42,588,000 and 45,029,000 common shares, respectively.  At December 31, 2011, the Company had 43,009,000 (42,285,000 – 2010) common shares outstanding and 49,242,000 (47,750,000 – 2010) common shares on a fully diluted basis.

Liquidity and Capital Resources

Year ended December 31, 2012 compared to year ended December 31, 2011

Cash and cash equivalents at December 31, 2012 were $3,162,000 compared with $7,397,000 at December 31, 2011.  The net change in cash and cash equivalents at December 31, 2012 was a decrease of $4,235,000 compared with $5,062,000 in 2011.  The 2012 decrease was largely due to cash used in operations of $4,236,000.  The 2011 decrease was largely due to cash used in operations of $5,004,000.  Cash used in investing activities for 2012 and 2011 is the result of the purchase of property and equipment of $10,000 and $89,000 respectively.

Our ability to generate future sources of capital is based principally upon our ability to achieve profitability in our operating activities.  We have posted net losses in three of our past five years, including the two most recent fiscal years just ended.  In addition, period-to-period operating results are significantly dependent upon the sale of license agreements and our success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  We do not currently have any debt financing from which our operations may be funded.

Should revenue from our operations, together with our existing cash and cash equivalents, prove inadequate to meet our short-term working capital requirements during the next twelve months, we will need to raise additional amounts to meet our working capital requirements or consider other strategic investment opportunities.  Possible sources of funding include private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Ultimately, there can be no assurance that we will be successful in obtaining additional financing and we do not expect to generate positive cash flows from operations in the next twelve months.  As detailed in note 1 to the consolidated financial statements contained elsewhere in this report, our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations over the next twelve months.  During the fourth quarter of 2012, the Company undertook a cost reduction exercise by reducing 7 R&D staff, leaving 21 people in R&D at year end.  Furthermore, the Company is reviewing additional cost reduction scenarios to further reduce future cash needed for operations and is considering pursuing additional financing and other strategic alternatives.

We are also subject to financial market risk exposures related to interest rate fluctuations and foreign currency exchange rates.  Our exposure to market rate risk for changes in interest rates relates primarily to our cash equivalents and short-term investments, created by our past equity financings.  We have not invested in derivative financial instruments.  We invest in high quality money market instruments and bonds with terms of less than 90 days.  We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk.  We do not make use of a bank line of credit and do not have any long-term debt.  The impact of inflation has not been material to our business over the past five years.

The following table presents unaudited selected financial data for each of the last eight quarters ended December 31, 2012:

	Revenue for the period	Net income (loss) for the period	Net income (loss) per share
	($000’s)	($000’s)	($)
December 31, 2012	362	(1,139)	(0.03)
September 30, 2012	451	(655)	(0.02)
June 30, 2012	419	(1,147)	(0.03)
March 31, 2012	282	(1,427)	(0.03)
December 31, 2011	382	(1,664)	(0.04)
September 30, 2011	333	(1,074)	(0.03)
June 30, 2011	132	(1,688)	(0.04)
March 31, 2011	444	(1,111)	(0.03)

During September 2012 the Company recorded a tax credit recoverable of $201,020 and reduced research and development expenses by $207,000 for refunds received during the year in relation to the prior year’s scientific research and development claims.

Year ended December 31, 2011 compared to year ended December 31, 2010

Cash and cash equivalents at December 31, 2011 were $7,397,000 compared with $12,459,000 at December 31, 2010.  The net change in cash and cash equivalents at December 31, 2011 was a decrease of $5,062,000 compared with $209,000 in 2010.  The 2011 decrease was largely due to cash used in operations of $5,004,000.  The 2010 decrease was largely due to cash used in operations of $476,000, which was offset by foreign exchange gains of $167,000 and the exercise of options in an amount of $129,000.  Cash used in investing activities for 2011 and 2010 is the result of the purchase of property and equipment of $89,000 and $29,000 respectively.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this annual report.  This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP and the requirements of the Securities and Exchange Commission (“SEC”) in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.  Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and operating effectiveness of internal control over financial reporting as of December 31, 2012.  In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to identify any material weaknesses with respect to our internal control over financial reporting as of December 31, 2012.  A material weakness in internal control over financial reporting is a significant deficiency, or a combination of significant deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  Based on this assessment, management concluded that internal control over financial reporting is effective, as of December 31, 2012.

During the year ended December 31, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

On September 15, 2010, the SEC published a final rule removing the requirements for non-accelerated filers to include an auditor’s report on the effectiveness of a registrant’s internal control over financial reporting and conforming the SEC rules concerning management’s disclosure in the annual report regarding inclusion of such a report to provide that the disclosure only applies if such a report is included.  Without this exemption, non-accelerated filers with fiscal years ending on or after June 15, 2010 would have been required to comply with the internal control audit requirements of the Sarbanes-Oxley Act.  As the Company qualifies as a non-accelerated filer, it is not required to obtain an auditor’s report on the effectiveness of its internal control over financial reporting.  The requirement would change in future years if the Company no longer qualified to be a non-accelerated filer.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

We are committed under operating leases for a total amount of approximately $1,325,000.  The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating lease obligations	1,324,571	290,259	640,092	394,220	-
Total	$1,324,571	$290,259	$640,092	$394,220	$-

During February 2011, Diversinet Corp. (Delaware) entered into an office lease for our U.S. sales office.  The U.S. sales office is located in leased premises of approximately 2,897 square feet and expires in December 2016.  During November 2011, Diversinet amended and extended our head office lease (of approximately 8,442 square feet) until April 2017.

Related Party Transactions

In April 2011, Mr. Wahbe entered into a one year employment agreement to continue to serve as Chief Executive Officer.  Mr. Wahbe’s compensation consisted of salary of up to Cdn$450,000 and was payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and was payable through the issuance of up to 200,000 Diversinet common shares annually as determined by our Board of Directors.  In 2012 Mr. Wahbe received 75,000 common shares and Cdn$18,000 in compensation as CEO.  In 2011 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO.  In December 2011, Mr. Wahbe entered into a termination agreement whereby we paid his salary and expenses until March 2012.  In April 2008, Mr. Wahbe received options to purchase up to an aggregate of 1,500,000 common shares at $0.55 per share, which options vest are fully vested as at December 31, 2012.  As of December 31, 2012, Albert Wahbe owns 9,187,500 common shares and 1,500,000 options, representing approximately 23.8% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

In May 2011, the Company appointed Mr. Alan Portela, CEO of Airstrip Operations LLC (“Airstrip”), to the Company’s board of directors.  The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), had been retained by Diversinet to provide sales and business development services until April 2012.  During 2012 and 2011, the Company paid Hybrid $40,000 and $70,000, respectively.  The Company has transacted these services at the exchange amount.  In November 2012, the Company entered into a licensing arrangement with Airstrip, whereby Airstrip licensed our MobiSecure mobile security SDK product.  The terms of the arrangement are similar to those entered into with arm’s length parties and are more fully disclosed in the notes to the Company’s annual consolidated financial statements.  In March 2013, Mr. Portela resigned from the Company’s board of directors.

In December 2011, we appointed Dr. Hon Pak, as interim Chief Executive Officer.  The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) was retained by Diversinet to provide Dr. Pak’s services until February 10, 2012 when he became CEO.  In 2011, options to purchase 300,000 common shares at $0.18 per share were granted to Dr. Pak upon his appointment to the position of interim CEO.  As at December 31, 2012 these options have fully vested.  In September 2011, options to purchase 50,000 common shares at $0.41 per share, vesting in accordance with the Plan were granted to Dr. Pak upon his appointment to the Advisory Board.  Having transitioned from a consultant to an employee, the Company has adjusted the option accounting accordingly.  Dr. Pak, as part of his employment agreement in February 2012, received an additional 1,400,000 options under the share option plan which was approved by shareholders in June 2012.  During 2012 and 2011, the Company paid HSP $42,000 and $39,000, respectively for consulting services rendered prior to his appointment as CEO.  The Company has transacted these services at the exchange amount.

In July 2012, we appointed Bret Jorgensen to the Company’s board of directors and chairman.  The consulting firm founded by Mr. Jorgensen, Jorgensen Advisory Services (“JAS”), has been retained by Diversinet to provide certain business advisory services.  Under the agreement options were granted to purchase 863,562 common shares at $0.09 per share, vesting 25% on the date of grant and the remaining 75% quarterly in arrears over two years in accordance with the share option plan.  During the 2012 and 2011, the Company paid JAS $90,000 and $0, respectively.  The Company has transacted these services at the exchange amount.

Application of Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant areas of estimation include, but are not limited to, cash flow estimates in support of the Company’s going concern assessment, the allowance for doubtful accounts, income tax valuation allowances, stock based compensation, the useful life of depreciable assets and the recoverability of property and equipment.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate estimates and assumptions.  Actual results could differ from those estimates.  The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee and are set out below. The Company’s significant accounting policies are described in Note 2 to the Consolidated Financial Statements.  There have not been any changes to the Company’s critical accounting policies and estimates during the past three fiscal years.

Revenue recognition: The Company derives revenue from licensing its products and providing related services, including installation, integration, maintenance.

(i) License revenue:

We recognize revenues in accordance with ASC Topic 985-605, “Software Revenue Recognition”.  We record product revenues from software licenses and products when persuasive evidence of an arrangement exists, the software product has been shipped, there are no significant uncertainties surrounding product acceptance by the customer, the fees are fixed and determinable, and collection is considered probable.  We use the residual method to recognize revenues on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists.  If an undelivered element for the arrangement exists under the license arrangement, revenues related to the undelivered element is deferred based on vendor-specific objective evidence (VSOE) of the fair value of the undelivered element.  Our multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (PCS) are sold together.  We have established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple element sales arrangement, as substantiated by contractual terms and our significant PCS renewal experience.  Our multiple element sales arrangements generally include irrevocable rights for the customer to renew PCS after the bundled term ends.  The customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms.  It is our experience that customers generally exercise their renewal PCS option.  In the renewal transaction, PCS is sold on a stand-alone basis to the licensees one year or more after the original multiple element sales arrangement.  The exercised renewal PCS price is consistent with the renewal price in the original multiple element sales arrangement, although an adjustment to reflect consumer price changes is not uncommon.  If VSOE of fair value does not exist for all undelivered elements, all revenues are deferred until sufficient evidence exists or all elements have been delivered.  Our sales arrangements generally include standard payment terms.  These terms effectively relate to all customers, products, and arrangements regardless of customer type, product mix or arrangement size.

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above have been met. Fees related to contracts that require the Company to deliver unspecified additional products are deferred and recognized ratably over the contract term.

In instances when licenses are granted and the Company commits to deliver major product upgrades that meet the definition of an unspecified additional software product, the entire arrangement fee is accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.

(ii) Service revenue:

Typically, software license agreements are multiple element arrangements as they also include training, consulting, related maintenance and/or implementation services fees.  Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements.  The Company’s software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use.  Customers generally purchase consulting services to facilitate the adoption of the Company’s technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

Typically, the entire arrangement fee is allocated to each element in the arrangement based on the respective VSOE of the fair value of each element.  VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature.  VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  The revenue allocable to the software license is recognized when the product revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.  In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

Consulting, implementation and training revenues are recognized as the services are performed, generally on a time and materials basis.  Consulting revenues attributed to fixed price arrangements are recognized using the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.

(iii) Maintenance revenue:

Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which typically is twelve months.  Maintenance generally includes the right to receive unspecified updates and upgrades, determined solely by the Company, after the software license period begins.  These unspecified update and upgrade rights generally provide for the customer to receive bug fixes and future enhancements, respectively, to the existing software. Maintenance revenue is recognized ratably over the term of the maintenance contract.

(iv) Deferred revenue:

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company’s revenue recognition policy are reflected as deferred revenue on the consolidated balance sheets.

Allowance for doubtful accounts

The Company has an accounts receivable balance of $135,000 at December 31, 2012 (2011 – $287,000).  The Company’s historical revenues and related accounts receivable balances have fluctuated significantly.  The valuation of accounts receivable requires significant estimates to be made by management and the valuation of these balances could have an impact on the Company’s consolidated financial statements.  These accounts receivable are comprised of amounts arising from contractual arrangements with major health care and identity management providers.  The Company determines an allowance for doubtful accounts based on knowledge of the financial conditions of its customers, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.  At December 31, 2012, management has consistently applied this methodology and the Company has had a history of minimal bad debt loss.  A change in any of the factors impacting the estimate of the allowance for doubtful accounts will directly impact the amount of bad debt expense recorded in general and administrative expenses.

Tax credit recoverable

The Company is eligible for non-refundable tax credits under the Scientific Research and Experimental Development (“SRED”) program in Canada.  Under this federal program, the Company is only eligible to claim a non-refundable investment tax credit (“ITC”), which can be offset against taxes payable at such time that the Company has an income tax liability.  The Company is also eligible for refundable tax credits under the Ontario Innovation Tax Credit (“OITC”) program.  Based on historical evidence of collection of amounts claimed as filed, Management has determined that there is reasonable assurance in this period and going forward that these OITC’s will be recoverable as filed, and accordingly, the Company has recorded a tax credit recoverable for 2012 of $201,020 (2011 - $nil, 2010 - $nil) related to expenditures incurred this fiscal year, with a corresponding reduction to the related research and development expenses that were incurred to earn the tax credit.

Income tax estimates

Management continually reviews the estimates of the valuation of deferred income tax assets.  This involves the use of judgment in the estimation of future income projections, actual tax exposures, assessing temporary differences that result from differing treatments of items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carry-forwards.  The Company is required to assess whether it is more likely than not that deferred tax assets will be realized prior to the expiration of the related tax loss carry forwards.

Changes in the forecasts of future profitability, the utilization of income tax loss carry forwards, the valuation allowance, and changes in tax rates could have a material impact on the reported amounts for deferred tax assets and deferred tax expense.  The Company currently has a 100% valuation allowance against its future tax assets.

Stock based compensation

The Company records stock based compensation expense over the vesting period of the options based on the estimated fair value of the stock options granted.  The Company’s policy is to determine the exercise price of an option based on the market price of the shares on the grant date.  The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options on the grant date and the amount is expensed over the vesting period of the stock options.  The assumptions used in the calculation of fair value include the risk free interest rate, dividend yield, volatility factor and expected life of the options.

The risk free interest rate is based on the then current risk free interest rate for the expected life of the option.  The dividend yield is based on the Company’s historical practice of dividend payments.  The volatility factor is based on analysis of the history of the Company’s share price and management’s estimate of the expected volatility over the respective terms of the options.  The expected life of the option is based on the expected length of time options are estimated to remain outstanding.  The Company also estimates the expected forfeiture rate for options granted and periodically updates this estimate over time.

Fair value of financial instruments

For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  The Company’s financial instruments that are carried at fair value on the consolidated balance sheets are at the quoted market price which is categorized as Level 1 in the fair value hierarchy.  There were no financial instruments measured at fair value using in Level 2 or 3 measurements (valuation technique using observable market inputs or valuation technique using non-observable market inputs) as at December 31, 2012 and 2011.

Changes in Accounting Policies Not Yet Adopted

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2012-13, "Other Comprehensive Income (Topic 220) (“ASU 2012-13”), which superseded and replaced the presentation requirements for reclassifications out of  accumulated other comprehensive income in ASU 2011-05 and 2011-12 for all public and private organizations.  The amendments of ASU 2012-13 require an entity to provide additional information about reclassifications out of accumulated other comprehensives income by component. ASU 2013-12 is effective for the Company in our first quarter of Fiscal 2013 and will be applied retrospectively for comparative periods presented.  We do not expect the adoption of ASU 2012-13 to have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, "Disclosures About Offsetting Assets and Liabilities" (ASU 2011-11), which creates new disclosure requirements about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The purpose of ASU 2011-11 is to create a converged offsetting model that would eliminate a significant quantitative difference between balance sheets prepared under U.S. GAAP and IFRS. ASU 2011-11 is effective for us in our first quarter of Fiscal 2014 and will be applied retrospectively for comparative periods presented. We are currently evaluating the impact of our pending adoption of ASU 2011-11 on our consolidated financial statements.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our Annual Report on Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  As detailed in note 1 to the financial statements, the Company’s consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations has not been sufficient to cover our operating expenses at present and do not expect to do so in the next twelve months.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company.  Our failure to either raise capital when needed will leave us with insufficient resources to continue our business beyond 12 months.  During the fourth quarter of 2012, the Company undertook a cost reduction exercise by reducing R&D staff.  Furthermore, the Company is reviewing additional cost reduction scenarios to reduce future cash used in operations and is considering pursuing additional financing and other strategic alternatives.

Impact of commercial deployment: The Company is focused on the healthcare market, as such our ability to continue operations is also dependent on the acceptance of product and solution offerings.  Longer sales cycles and customer’s unwillingness to adopt new technologies could have an adverse affect and could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the Mihealth agreement, have a risk of cancellation if there is slow customer adoption.  Certain contracts, including the contract with mCare, do not have any minimum commitments.  During the third quarter of 2012, J&J indicated to the Company that it will not be continuing its medication adherence platform with Diversinet beyond the second quarter of 2103.  During the fourth quarter of 2012, Intersections, Inc. advised us that they will be terminating their License and VAR agreement (from 2007) as of April 1, 2013.  Furthermore, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.

The ability of the Company to continue operations is also dependent on the acceptance of its security, identity management solutions, secure application platform solutions in the health care market and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in an early and volatile stage and it may not develop to a sufficient level to support our business.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are incurred on an approximately rateable basis throughout the year.  As a result, if expected revenues are delayed or otherwise not realized in a period for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  As a result, we may maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As at December 31, 2012, three customers accounted for 48%, 15% and 15%of our total 2012 consolidated revenues.  With the termination of the J&J and Intersections, our agreements with Mihealth and Airstrip are currently our only long term agreements.  Our agreement with MiHealth may be terminated by MiHealth on 180 days notice.

Foreign exchange:  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2012, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2012 and 2011 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2012.

Litigation: Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements and all information in the annual report have been prepared by management and have been reviewed and approved by the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the annual report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls and systems designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared and disclosed.  The internal control systems and financial records are subject to reviews by external auditors during the examination of the financial statements.  Management recognizes its responsibility for conducting the Company’s affairs to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three non-management directors.  The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.  The Audit Committee has responsibility for engaging or re-appointing the Company’s independent auditors.  The independent auditors have direct and unrestricted access to the Audit Committee to discuss their audit and related findings as to the integrity of the Company’s financial reporting.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, Licensed Public Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Hon Pak	/s/ David Hackett
Hon Pak, Chief Executive Officer March 1, 2013	David Hackett, Chief Financial Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Diversinet Corp.

We have audited the accompanying consolidated balance sheets of Diversinet Corp. as of December 31, 2012 and December 31, 2011, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of Diversinet Corp’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diversinet Corp. as of December 31, 2012 and December 31, 2011, and the results of operations and its cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with US generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses from operations and used significant amounts of cash in operating activities during 2012 and 2011 that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 1, 2013

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2012	2011
Assets
Current assets:
Cash and cash equivalents	$ 3,162,316	$ 7,397,025
Accounts receivable, net (note 3(c))	135,497	287,155
Tax credit recoverable (note 2(g))	201,020	–
Prepaid expenses	65,972	64,252
Total current assets	3,564,805	7,748,432

Property and equipment, net (note 4)	162,434	207,301
Total assets	$ 3,727,239	$ 7,955,733

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 165,587	$ 217,539
Accrued liabilities (note 5)	331,164	281,011
Deferred revenue (note 13)	133,950	284,583
Total current liabilities	630,701	783,133

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares
Issued and outstanding:
43,496,847 (43,009,347 – 2011)
common shares (note 7)	85,907,548	85,848,861
Additional paid-in capital	20,001,774	19,755,623
Share purchase warrants (note 7)	26,373	39,318
Deficit	(101,318,436)	(96,950,481)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	3,096,538	7,172,600

Total liabilities and shareholders’ equity	$ 3,727,239	$ 7,955,733

Commitments and contingencies (note 11)
Basis of presentation (note 1)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Bret Jorgensen

/s/ Gregory Milavsky

Bret Jorgensen, Chairman

Gregory Milavsky, Director

DIVERSINET CORP.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(In United States dollars)

For the year ended December 31	2012	2011	2010
Revenues (notes 6, 10 and 13)	$ 1,514,639	$ 1,291,714	$ 4,931,834
Cost of revenues	140,256	104,600	22,860
Gross margin	1,374,383	1,187,114	4,908,974

Expenses:
Research and development	2,456,140	2,927,551	3,112,225
Sales and marketing	1,314,719	1,664,996	1,783,211
General and administrative	1,908,291	2,058,702	1,888,908
Depreciation	54.636	62,967	65,788
	5,733,786	6,714,216	6,850,132

Loss before the undernoted:	(4,359,403)	(5,527,102)	(1,941,158)

Foreign exchange gain (loss)	(28,120)	(31,662)	190,448
Interest income, net	19,568	22,169	57,277
Other income (note 6)	–	–	3,560,707
Net income (loss) for the year and comprehensive income (loss)	(4,367,955)	(5,536,595)	1,867,274

Basic and diluted earnings (loss) per share (note 8)	$ (0.10)	$ (0.13)	$ 0.04
Weighted average common shares outstanding	43,221,898	42,587,632	45,029,121
Weighted average fully diluted common shares outstanding	43,221,898	42,587,632	45,029,121

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Consolidated Statements of Shareholders’ Equity

(In United States dollars)

	Share Capital	Additional Paid-In Capital	Share Purchase Warrants	Deficit	Cumulative Translation Adjustment	Shareholders’ Equity
Balance December 31, 2010	85,583,198	19,346,409	21,242	(91,413,886)	(1,520,721)	12,016,242
Net loss				(5,536,595)		(5,536,595)
Shares issued for services	265,663		18,076			283,739
Compensation expense		409,214				409,214
Balance December 31, 2011	85,848,861	19,755,623	39,318	(96,950,481)	(1,520,721)	7,172,600
Net loss				(4,367,955)		(4,367,955)
Shares issued for services	58,687					58,687
Compensation expense		233,206				233,206
Warrants cancelled		12,945	(12,945)			–
Balance December 31, 2012	$ 85,907,548	$ 20,001,774	$ 26,373	$(101,318,436)	$(1,520,721)	$ 3,096,538

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2012	2011	2010

Cash provided by (used in):

Operating activities:
Net income (loss) for the year	$ (4,367,955)	$ (5,536,595)	$ 1,867,274
Items not involving cash:
Depreciation	54,636	62,967	65,788
Foreign exchange gain	(10,987)	(31,699)	(167,297)
Other income	–	–	(3,060,707)
Stock-based compensation expense	291,893	669,952	658,991
Changes in non-cash working capital:
Accounts receivable	151,658	(212,005)	4,567
Tax credit recoverable	(201,020)	–	–
Prepaid expenses	(1,720)	(11,479)	(17,591)
Accounts payable	(51,952)	74,286	(5,278)
Accrued liabilities	50,152	(258,982)	266,738
Deferred revenue	(150,633)	239,416	(88,833)
Cash used in operations	(4,235,927)	(5,004,139)	(476,348)

Financing activities:
Issue of common shares for cash	–	–	128,604
Cash provided by financing activities	–	–	128,604

Investing activities:
Purchase of property and equipment	(9,769)	(89,285)	(28,645)
Cash used in investing activities	(9,769)	(89,285)	(28,645)

Foreign exchange gain on cash held in foreign currency	10,987	31,699	167,297

Net decrease in cash and cash equivalents	(4,234,709)	(5,061,725)	(209,092)

Cash and cash equivalents, beginning of year	7,397,025	12,458,750	12,667,842

Cash and cash equivalents, end of year	$ 3,162,316	$ 7,397,025	$ 12,458,750

Supplemental cash flow information:
Interest received	19,568	22,169	57,277

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and Board (note 7)	58,687	265,663	284,750

Cash and cash equivalents is comprised of:
Cash	506,808	253,715	443,684
Cash equivalents	2,655,508	7,143,310	12,015,066
	$ 3,162,316	$ 7,397,025	$ 12,458,750

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2012, 2011, and 2010

Diversinet Corp. (“Company”), an Ontario corporation, develops, markets and distributes mobile security infrastructure solutions and professional services to the health services, financial services, and software security marketplaces.

1.

Basis of presentation:

These financial statements have been prepared on a going concern basis, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has not realized a sufficient level of sales of its product and services in recent years to support its operations and has incurred significant losses from operations and used significant amounts of cash in operating activities during 2012 and 2011. Management has forecasted that the Company’s current levels of cash and cash equivalents will likely not be sufficient to fund operating activities and other commitments for more than the next 12 months without obtaining additional financing.  The Company is considering pursuing additional financing and other strategic alternatives.  There can be no assurance that financing will be available as necessary, or if financing is available, that it will be available on terms acceptable to the Company.  As a result of the foregoing, there is a substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they become due.

These consolidated financial statements do not reflect the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.  Such adjustments could be material.

2.

Significant accounting policies:

Effective December 31, 2010, the Company adopted U.S. generally accepted accounting principles (“U.S. GAAP”) for the presentation of its consolidated financial statements for Canadian and United States reporting requirements.  The Company historically prepared its annual and interim consolidated financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) with reconciliation in its annual consolidated financial statements to U.S. GAAP.  Canadian GAAP changed to International Financial Reporting Standards (“IFRS”) effective for public companies for periods beginning January 1, 2011.  The decision to adopt U.S. GAAP was approved by the Company’s Board of Directors after due consideration of benefits and disadvantages of reporting under U.S. GAAP versus IFRS.

(a)

Consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany transactions and balances have been eliminated.

(b)

Adoption of new accounting standards:

Effective January 1, 2012 and applied retrospectively, the Company adopted issued Accounting Standards Update No. 2011-05, “Comprehensive Income” (ASC Topic 220) - Presentation of Comprehensive Income (ASU 2011-05).  ASU 2011-05, requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity.   The application of this standard did not have an impact to the Company’s financial statements.

Effective January 1, 2012 and applied prospectively, the Company adopted, Accounting Standards Update No. 2011-04, “Fair Value Measurement (ASC Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (ASU 2011-04).  ASU 2011-04 provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements.  The application of this standard did not have an impact on the Company’s financial statements.

(c)

Changes in accounting policies not yet adopted:

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2012-13, "Other Comprehensive Income (Topic 220) (“ASU 2012-13”), which superseded and replaced the presentation requirements for reclassifications out of  accumulated other comprehensive income in ASU 2011-05 and 2011-12 for all public and private organizations.  The amendments of ASU 2012-13 require an entity to provide additional information about reclassifications out of accumulated other comprehensives income by component. ASU 2013-12 is effective for the Company in our first quarter of Fiscal 2013 and will be applied retrospectively for comparative periods presented.  We do not expect adoption of ASU 2012-13 to have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, "Disclosures About Offsetting Assets and Liabilities" (ASU 2011-11), which creates new disclosure requirements about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The purpose of ASU 2011-11 is to create a converged offsetting model that would eliminate a significant quantitative difference between balance sheets prepared under U.S. GAAP and IFRS. ASU 2011-11 is effective for us in our first quarter of Fiscal 2014 and will be applied retrospectively for comparative periods presented. We are currently evaluating the impact of our pending adoption of ASU 2011-11 on our consolidated financial statements.

(d)

Impairment or disposal of long-lived assets:

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized when the carrying amount of an asset or asset group that is held and used exceeds the projected undiscounted future cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset or asset group exceeds its fair value which is measured by discounted cash flows when quoted market prices are not available.

(e)

Revenue recognition:

The Company derives revenue from licensing its products and providing related services, including installation, integration, maintenance and out-of-pocket expenses.

(i) License revenue:

We recognize revenues in accordance with ASC Topic 985-605, “Software Revenue Recognition”.  We record product revenues from software licenses and products when persuasive evidence of an arrangement exists, the software product has been shipped, there are no significant uncertainties surrounding product acceptance by the customer, the fees are fixed and determinable, and collection is considered probable.  We use the residual method to recognize revenues on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists.  If an undelivered element for the arrangement exists under the license arrangement, revenues related to the undelivered element is deferred based on vendor specific objective evidence (“VSOE”) of the fair value of the undelivered element.  Our multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (PCS) are sold together.  We have established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple element sales arrangement, as substantiated by contractual terms and our significant PCS renewal experience.  Our multiple element sales arrangements generally include irrevocable rights for the customer to renew PCS after the bundled term ends.  The customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms.  It is our experience that customers generally exercise their renewal PCS option.  In the renewal transaction, PCS is sold on a stand-alone basis to the licensees one year or more after the original multiple element sales arrangement.  The exercised renewal PCS price is consistent with the renewal price in the original multiple element sales arrangement.  If VSOE of fair value does not exist for all undelivered elements, all revenues are deferred until sufficient evidence exists or all elements have been delivered.  Our sales arrangements generally include standard payment terms.  These terms effectively relate to all customers, products, and arrangements regardless of customer type, product mix or arrangement size.

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above have been met. Fees related to contracts that require the Company to deliver unspecified additional products are deferred and recognized ratably over the contract term.

In instances when licenses are granted and the Company commits to deliver major product upgrades that meet the definition of an unspecified additional software product, the entire arrangement fee is accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.

(ii) Service revenue:

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees.  Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements.  The Company’s software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use.  Customers generally purchase consulting services to facilitate the adoption of the Company’s technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

Typically the entire arrangement fee is allocated to each element in the arrangement based on the respective VSOE of the fair value of each element.  VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature.  VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  The revenue allocable to the software license is recognized when the product revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.  In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

Consulting, implementation and training revenues are recognized as the services are performed, generally on a time and materials basis.  Consulting revenues attributed to fixed price arrangements are recognized using the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.

(iii) Maintenance revenue:

Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which typically is twelve months.  Maintenance generally includes the right to receive unspecified updates and upgrades, determined solely by the Company, after the software license period begins.  These unspecified update and upgrade rights generally provide for the customer to receive bug fixes and future enhancements, respectively, to the existing software. Maintenance revenue is recognized ratably over the term of the maintenance contract.

(iv) Deferred revenue:

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company’s revenue recognition policy are reflected as deferred revenue on the consolidated balance sheets.

(f)

Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(g)

Investment tax credits:

The Company is eligible for non-refundable tax credits under the Scientific Research and Experimental Development (“SRED”) program in Canada.  Under this federal program, the Company is only eligible to claim a non-refundable investment tax credit (“ITC”), which can be offset against taxes payable at such time that the Company has an income tax liability.  The Company is also eligible for refundable tax credits under the Ontario Innovation Tax Credit (“OITC”) program.  Based on historical evidence of collection of amounts claimed as filed, Management has determined that there is reasonable assurance in this period and going forward that these OITC’s will be recoverable as filed, and accordingly, the Company has recorded a tax credit recoverable for 2012 of $201,020 (2011 - $nil) related to expenditures incurred in this fiscal year, with a corresponding reduction to the related research and development expenses that were incurred to earn the tax credit.  Furthermore, in 2012, the Company reduced research and development expenses by $207,000 (2011 - $205,000, 2010 - $208,000) for refunds received during the year in relation to the prior year’s scientific research and development claims.

(h)

Research and development costs:

Research and development costs internally incurred in creating computer software to be sold, licensed or otherwise marketed are expensed as incurred unless they meet certain criteria for deferral and amortization.  Costs related to research, design and development of products are charged to expenses as incurred and capitalized between the dates that the product is considered to be technologically feasible and is considered to be ready for general release to customers.  In our historical experience, the dates relating to the achievement of technological feasibility and general release of the product have substantially coincided.  In addition, no significant costs are incurred subsequent to the establishment of technological feasibility.  As a result, we do not capitalize any research and development costs relating to internally developed software to be sold, licensed or otherwise marketed.

(i)

Foreign currency translation:

The Company uses the U.S. dollar as its measurement and reporting currency in the preparation of its consolidated financial statements.

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into United States dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in the net income (loss) for the period.

(j)

Property and equipment:

Property and equipment are stated at cost less accumulated depreciation.  Depreciation is provided over the estimated useful lives of the assets as follows:

Asset	Basis	Rate
Computer hardware	Declining balance	30%
Computer software	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Leasehold improvements	Straight-line	Over term of lease

(k)

Income taxes:

Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years.  These temporary differences are measured using enacted tax rates.  A valuation allowance is recorded to reduce deferred tax assets to the extent that we consider it is more likely than not that a deferred tax asset will not be realized.  In determining the valuation allowance, we consider factors such as the reversal of deferred income tax liabilities, projected taxable income, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

We account for our uncertain tax positions by using a two-step approach to recognizing and measuring uncertain tax positions.  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the appropriate amount of the benefit to recognize.  The amount of benefit to recognize is measured as the maximum amount which is more likely than not to be realized.  The tax position is derecognized when it is no longer more likely than not capable of being sustained.  On subsequent recognition and measurement the maximum amount which is more likely than not to be recognized at each reporting date will represent the Company’s best estimate, given the information available at the reporting date, although the outcome of the tax position is not absolute or final.

(l)

Earnings per share:

Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and warrants and are calculated using the treasury stock method.

(m)

Share-based compensation:

Share-based compensation cost is measured on the grant date, based on the fair value of the award.  Share-based payment awards with graded vesting are treated as a single award when estimating fair value.  Compensation cost is recognized on a straight-line basis over the employee requisite service period, which is the stated vesting period of the award, provided that total compensation cost recognized at least equals the pro rata value of the award that has vested.  Compensation cost is initially based on the estimated number of options for which the requisite service is expected to be rendered and is subsequently adjusted to the actual amounts incurred.

(n)

Measurement uncertainty:

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the period.  The Company bases estimates on historical experience and on various other assumptions that are considered reasonable at that time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax credits, income tax valuation allowance, share-based compensation, the useful lives of depreciable assets, and the recoverability of property and equipment.  Actual results could differ from those estimates.

1.

Financial instruments:

a) For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.  Classification of the Company’s financial instruments are as follows:

	2012	2011
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	$ 3,162,316	$ 7,397,025

Loans and receivables measured at amortized cost:
Accounts receivable	$ 135,497	$ 287,155

Financial liabilities, measured at amortized cost:
Accounts payable	165,587	217,539
Accrued liabilities	331,164	281,011
	$ 496,751	$ 498,550

The Company had neither available for sale, nor held to maturity financial instruments during the periods ended December 31, 2012 or 2011.

b) Investment income: The Company has recorded investment income in relation to the following financial instruments:

	2012	2011	2010
Financial assets held for trading:
Interest income earned on cash and cash equivalents	$ 19,568	$ 22,169	$ 57,277
	$ 19,568	$ 22,169	$ 57,277

(c) Accounts receivable: The Company’s accounts receivable is comprised of the following:

	2012	2011
Trade receivables	$ 135,497	$ 287,155
Allowance for doubtful accounts	–	–
	$ 135,497	$ 287,155

2.

Property and equipment, net:

December 31, 2012	Cost	Accumulated depreciation	Net book value
Computer hardware	1,193,605	1,132,519	61,086
Computer software	525,623	510,626	14,997
Furniture and fixtures	316,870	231,880	84,990
Leasehold improvements	38,374	37,013	1,361
	$ 2,074,472	$ 1,912,038	$ 162,434

December 31, 2011	Cost	Accumulated depreciation	Net book value
Computer hardware	$ 1,183,836	$ 1,108,432	$ 75,404
Computer software	525,623	504,198	21,425
Furniture and fixtures	316,870	210,633	106,237
Leasehold improvements	38,374	34,139	4,235
	$ 2,064,703	$ 1,857,402	$ 207,301

Depreciation expense for the year ended December 31, 2012 amounted to $54,636 (2011 - $62,967).

3.

Accrued liabilities:

	2012	2011
Compensation	$ 157,909	$ 144,574
Professional fees	92,077	76,727
Miscellaneous	81,178	59,710
	$ 331,164	$ 281,011

4.

AllOne Mobile Corporation settlement agreement:

In September 2008, the Company entered into a license and revenue share agreement (“2008 Agreement”) with AllOne Mobile Corporation (“AllOne”).  AllOne is a subsidiary of AllOne Health Group Inc. (”AHG”) who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”).  Through a private placement in 2007, HSA acquired 6,756,757 common shares of the Company for cash.  Under the terms of the Agreement, Diversinet provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  Diversinet was required to provide second and third level support as well as two major product upgrades per year in exchange for a minimum annual fee of $5.5 million in the first contract year, and $7 million in years two and three.  The Company concluded that the Company’s commitment to deliver major product upgrades met the definition of an unspecified additional software product.  If an arrangement includes unspecified additional software products, the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.

During January 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet.  On June 17, 2010, the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  The Company recognized $3,500,000 as revenues in Q2 2010 as it related to products and services delivered prior to the termination date.  The difference between the fair value of total consideration received of $7,060,707 and the amount recognized as revenue was recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA).  In calculating the value of the consideration received, the Company valued the returned common shares using the closing price of the Company’s shares on the day immediately prior to the date of the Settlement Agreement.

5.

Share capital, warrants and common share purchase options and redeemable common shares:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding common shares and warrants:

	Compensation warrants (1)		Common shares
	Number	Amount	Number	Amount
Balance December 31, 2010	280,000	$ 21,242	42,285,171	$ 85,583,198
Professional services (a)	–	18,076	–	–
Board compensation (b)	–	–	374,176	134,663
Employee bonus (c)	–	–	50,000	23,000
Shares issued (d)	–	–	300,000	108,000
Balance December 31, 2011	280,000	$ 39,318	43,009,347	$ 85,848,861
Board compensation (b)	–	–	412,500	43,687
Shares issued (d)	–	–	75,000	15,000
Warrants expired	(70,000)	(12,945)	–	–
Balance December 31, 2012	210,000	$ 26,373	43,496,847	$ 85,907,548

(1) These compensation warrants exclude the options issued under our share option plan (note 12).

Shares issued for other than cash consideration are valued at their market price at the date of agreement for issuance.

(a)

Professional services:

On September 15, 2009 the Company entered into an agreement for public relation services.  In consideration for the services to be rendered in accordance with the agreement, a warrant to purchase up to 70,000 common shares at $1.00 were issued with equal vesting quarterly for one year.  These warrants expired on March 14, 2012.  Furthermore, a warrant to purchase up to 100,000 common shares at $1.00 were issued with vesting dependent upon achieving certain performance criteria.  On October 15, 2010 the Company renewed the agreement, issuing additional warrants to purchase up to 50,000 common shares at $0.75 and up to 60,000 common shares at $1.00 with quarterly vesting over one year.  The performance warrants are fair valued each reporting period until performance is complete.  The fair value of all other equity-based warrants are measured and recorded on the date that the performance required to earn the awards is complete which in the case of these awards coincides with the contractual vesting dates of the awards.

(b)

Each quarter the Company issues common shares to each non-management board member in lieu of cash compensation.  The share compensation recorded is based on the Company’s common share price on the grant date which is on or about the last day of the quarter.

(c)

During 2011 common shares were issued to an employee in lieu of cash bonuses.  The share compensation is based on the Company’s common share price on or about the last day prior to the date of grant.

(d)

On April 2, 2008, the Company entered into a three year employment agreement with the Company’s former Chief Executive Officer, which was renewed for a further one year period in April 2011.  Compensation expenses associated with this agreement were settled through the issuance of up to 300,000 common shares annually.  Share compensation during the 2010 and 2011 was $136,500 and $108,000, respectively, representing the issuance of 300,000 common shares.  Share compensation during the 2012 was $15,000 representing the issuance of 75,000 common shares. The share compensation is based on the Company’s common share price on the date the common shares are granted.

The following table summarizes information about warrants outstanding at December 31, 2012:

Range of exercise price	Warrants outstanding	Number exercisable	Weighted average remaining contractual life – years
$0.75 - $1.00	210,000	110,000	0.28
	210,000	110,000	0.28

1.

Basic and diluted earnings (loss) per share:

Basic earnings per share have been calculated by dividing net income for the period by the weighted average number of shares outstanding during each period.  Diluted earnings (loss) per share has been calculated by dividing net income (loss) for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period. In computing diluted earnings (loss) per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of share equivalents or the proceeds of option exercises.  For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	2012	2011	2010
Numerator:
Net income (loss) available to common shareholders	$(4,367,955)	$(5,536,595)	$1,867,274

Denominator:
Weighted average shares: basic	43,221,898	42,587,632	45,029,121
Effect of outstanding stock options and warrants	–	–	–
Weighted average shares: fully diluted	43,221.898	42,587,632	45,029,121

Net income (loss) per share: basic and fully diluted	(0.10)	(0.13)	0.04

For the years ended December 31, 2012 and 2011, the weighted average shares used to calculate basic and dilutive earnings per share were the same as the warrants and options outstanding were anti-dilutive.

2.

Income taxes:

Total income tax expense varies from the amounts that would be computed by applying the statutory rate to income (loss) before taxes for the following reasons:

	2012	2011	2010
Statutory income tax rate	26.50%	28.25%	31%
Income tax expense (recovery) on income (loss) before income taxes	$(1,157,509)	$(1,564,088)	$578,855
Increase (decrease) in income taxes resulting from:
Change in tax rate	(796,415)	155,286	(167,190)
Permanent differences	79,327	226,807	191,541
Provision to return true-ups	25,786	-	(355,640)
	(1,848,811)	(1,181,995)	247,566
Change in valuation allowance	1,848,811	1,181,995	(247,566)
	$ –	$ –	$ –

The tax effects of significant temporary differences representing future tax assets are as follows:

Deferred tax assets:	2012	2011	2010
Operating loss carryforwards	$5,915,633	$4,962,192	$4,099,392
Capital loss carryforwards	242,555	230,443	230,443
Share issue costs	-	1,722	1,722
Research and development costs	4,670,407	4,139,600	3,867,819
Property and equipment, accounting basis less than tax basis	5,836,513	5,482,340	5,434,926
	$16,665,108	$14,816,297	$13,634,302
Valuation allowance	(16,665,108)	(14,816,297)	(13,634,302)
Net deferred tax assets	$ –	$ –	$ –

The increase in valuation allowance of $1,848,811 relates to non-recognition of the benefit of the current year loss and of an increase in the value of tax attributes due to a change in tax rates. The 2011 year’s increase in valuation allowance of $1,181,995 comprises an increase of $1,181,995 related primarily to non-recognition of the benefits associated with the 2011 losses offset by charges in tax rates and the 2010 year’s reduction in valuation allowance of $247,566 comprises an increase of $355,640 relating to provision to tax return true-up items offset by the application of non-capital loss carryforwards, the benefit of which had not been previously recognized in the amount of $696,625.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

At December 31, 2012, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $16,508,049.  These losses expire in the following fiscal years:

2014	2,805,442
2015	4,080,632
2026	2,033,600
2027	1,293,038
2031	3,450,387
2032	2,844,950
$ 16,508,049

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $3,891,000 expiring between 2018 and 2031.

3.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2012, 98% (2011 - 98%, 2010 - 100%) of the property and equipment were located in Canada.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended December 31, 2012 are as follows:

		Sales		Accounts Receivable
	2012	2011	2010	2012	2011
Customer 1	48%	39%	–	–	–
Customer 2	15%	12%	–	85,650	15,884
Customer 3	15%	–	–	–	–
Customer 4	–	31%	–	30,000	254,125
Customer 5	–	–	76%	–	–
Customer 6	–	–	21%	–	–

Revenues attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2012 are as follows:

Sales:	2012	2011	2010
United States	$ 683,316	$ 685,351	$ 4,826,334
Canada	732,125	504,831	1,000
Asia	99,198	101,532	104,000
Other	–	–	500
	$ 1,514,639	$ 1,291,714	$ 4,931,834

During each of the years in the three-year period ended December 31, 2012 revenue is attributable as follows:

Sales:	2012	2011	2010
Consulting services	$ 706,784	$ 437,904	$ 170,850
Licensing	807,855	853,810	4,760,984
	$ 1,514,639	$ 1,291,714	$ 4,931,834

4.

Commitments and contingencies:

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2013	290,259
2014	336,446
2015	303,646
2016	304,730
2017	89,490
$1,324,571

Rental expense was $334,798 for the year ended December 31, 2012 (2011 - $288,740, 2010 - $231,044).

5.

Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (“Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 8,984,363 common shares (being 10,958,476 options reserved for issuance less 1,974,113 exercised to date).  As at December 31, 2012, the number of common shares available for future grants of stock options amounts to 2,000,501.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 1.63% (2011 – 1.85%, 2010 – 2.27%), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 131% (2011 – 114%, 2010 – 154%).

The following table summarizes information about stock options outstanding at December 31, 2012:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.09 – $0.18	2,118,562	4.46	$ 0.11	722,475	$ 0.13
$0.22 – $0.49	2,659,675	3.26	0.38	1,088,275	0.46
$0.50 – $0.71	2,205,625	0.32	0.57	2,205,625	0.57
	6,983,862	2.70	$ 0.36	4,016,375	$ 0.46

Changes for the stock option plan during the years ended December 31 are as follows:

	Year ended 2012		Year ended 2011
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	5,952,701	$ 0.55	5,184,813	$ 0.58
Options granted	3,673,762	0.17	1,660,757	0.42
Options exercised	–	–	–	–
Options forfeited and expired	(2,642,601)	0.52	(892,869)	0.32
Options outstanding, end of year	6,983,862	0.36	5,952,701	0.55
Options exercisable, end of year	4,016,375	0.46	3,822,758	0.59
Weighted average fair value of options granted during the year		$0.08		$0.32

During the year ended December 31, 2012, the Company recorded stock-based compensation expense of $291,893 (2011 - $669,952; 2010 - $658,991) related to stock options and common shares granted to employees, officers, directors and consultants.

The Company’s unvested share based payment awards consist of stock options granted under the stock options plan.  The value of each unvested award is calculated using the fair value of the stock options on the grant date.  The following table summarizes information about unvested stock options outstanding at December 31, 2012:

	Number of shares	Weighted average exercise price
Unvested options outstanding beginning of year	2,129,943	$ 0.47
Options granted	3,673,762	0.17
Options vested	(1,885,366)	0.35
Options forfeited	(950,852)	0.30
Unvested options outstanding end of year	2,967,487	$ 0.21
Weighted average grant date fair value of unvested options, end of year		$ 0.08

The weighted average fair value of options granted during 2012 was $0.08 (2011 - $0.32).  As of December 31, 2012, there was $278,000 of unrecognized compensation cost related to Company’s stock options that is expected to be recognized over a period of 2.4 years.

6.

Related party transactions:

In April 2011, Mr. Wahbe entered into a one year employment agreement to continue to serve as Chief Executive Officer.  Mr. Wahbe’s compensation consisted of salary of up to Cdn$450,000 and was payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and was payable through the issuance of up to 200,000 Diversinet common shares annually as determined by our Board of Directors. Mr. Wahbe was also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  In 2012 Mr. Wahbe received 75,000 common shares and Cdn$18,000 in compensation as CEO.  In 2011 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO.  In December 2011, Mr. Wahbe entered into a termination agreement whereby we paid his salary and expenses until March 2012.  Furthermore in April 2008, Mr. Wahbe received options to purchase up to an aggregate of 1,500,000 common shares at $0.55 per share, which options vest annually in arrears over a four year period ending in 2012.  As of December 31, 2012, Albert Wahbe owns 9,187,500 common shares and 1,500,000 options, representing approximately 23.8% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

In May 2011, the Company appointed Mr. Alan Portela, CEO of Airstrip Operations, LLC., to the Company’s board of directors.  The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), had been retained by Diversinet to provide sales and business development services until April 2012.  During 2012 and 2011, the Company paid Hybrid $40,000 and $70,000, respectively.  The Company has transacted these services at the exchange amount.  In March 2012, Mr. Portela resigned from the Company’s board of directors.  In November 2012, the Company entered into a licensing arrangement with Airstrip licensed our MobiSecure mobile security SDK product.  The terms of the arrangement are similar to those entered into with arm’s length parties.  The Company is recognizing the revenue associated with this arrangement on a cash basis.  As at and for the year ended December 31, 2012 the Company recorded deferred revenue of $45,000 and revenue of $30,000 with Airstrip.

In December 2011, we appointed Dr. Hon Pak, as interim Chief Executive Officer.  The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) was retained by Diversinet to provide Dr. Pak’s services until February 10, 2012 when he became CEO.  In 2011, options to purchase 300,000 common shares at $0.18 per share, vesting equally in December 2011, June 2012 and December 2012 were granted to Dr. Pak upon his appointment to the position of interim CEO.  In September 2011, options to purchase 50,000 common shares at $0.41 per share, vesting in accordance with the Plan were granted to Dr. Pak upon his appointment to the Advisory Board.  Having transitioned from a consultant to an employee, the Company has adjusted the option accounting accordingly.  Dr. Pak, as part of his employment agreement in February 2012, received an additional 1,400,000 options under the share option plan which was approved by shareholders in June 2012.  During 2012 and 2011, the Company paid HSP $42,000 and $39,000, respectively.  The Company has transacted these services at the exchange amount.

In July 2012, we appointed Bret Jorgensen to the Company’s board of directors and chairman.  The consulting firm founded by Mr. Jorgensen, Jorgensen Advisory Services (“JAS”), has been retained by Diversinet to provide certain business advisory services.  Under the agreement options were granted to purchase 863,562 common shares at $0.09 per share, vesting 25% on the date of grant and the remaining 75% quarterly in arrears over two years in accordance with the share option plan.  During the 2012 and 2011, the Company paid JAS $90,000 and $0, respectively.  The Company has transacted these services at the exchange amount.

7.

Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern.  The capital structure of the Company consists of cash and cash equivalents and equity comprised of issued capital, additional paid-in capital, share purchase warrants and deficit.  The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company’s primary objective with respect to its capital management is to ensure it has sufficient cash resources to pursue its commercialization efforts and maintain its ongoing operations.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, or by undertaking other activities as deemed appropriate under the specific circumstances.  The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2012.

8.

Financial risk management:

a) Overview:  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Audit Committee reviews the Company’s risk management policies on an annual basis.  The finance department identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

b) Credit risk:  Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises from the Company’s accounts receivables and cash and cash equivalents.  The carrying amount of financial assets represents the maximum credit exposure.  Our customer base is limited to a few large health service enterprises, financial services and security providers.  As a result, we often maintain individually significant receivable balances due from them.  The majority of the Company’s customers are located in the U.S. and Canada with the remaining located in Asia.  At December 31, 2012 the accounts receivable balance was $135,497 (2011 - $287,155).

The Company invests its excess cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio.  The Company’s cash is not subject to any external restrictions.  Investments must be rated at least investment grade by recognized rating agencies.  Given these high credit ratings, the Company does not expect any counterparties to these investments to fail to meet their obligations.

c) Liquidity risk:  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.  The Company manages its liquidity risk by continuously monitoring forecast and actual revenues and expenditures and cash flows from operations.  Senior management is also actively involved in the review and approval of planned expenditures.  All of the Company’s financial liabilities have contracted maturities of less than one year.

d) Market risk:  Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its financial instruments.

  (i) Interest rate risk:  Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk.  Interest rate risk is remote as interest rates on the Company’s cash equivalents are fixed with and the maturity dates of these instruments are less than 90 days.  A change of 1% in interest rates at December 31, 2012 would not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

  (ii) Currency risk:  The Company operates internationally with the U.S. dollar as its functional currency and therefore is exposed to foreign exchange risk from various currencies, primarily Canadian dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company's main objective in managing its foreign exchange risk is to maintain Canadian cash on hand to support Canadian forecasted obligations and cash flows.  To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.  During fiscal 2012 and 2011 the Company maintained a portion of its cash resources in both U.S. and Canadian dollar cash and cash equivalents.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2012.

Balances in foreign currencies at December 31, 2012 are as follows:	Canadian Dollars
Cash and cash equivalents	$187,615
Accounts payable and accrued liabilities	$338,537

Fluctuations in the Canadian dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

e) Fair value of financial instruments:  The fair values of accounts receivable,, accounts payable and accrued liabilities approximate their carry amounts due to the relatively short periods to maturity of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  The Company’s fair values of financial instruments that are carried at fair value on the consolidated balance sheets are at the quoted market price which is measured at fair value using Level 1 in the fair value hierarchy.  There were no financial instruments categorized in Level 2 or 3 measurements (valuation technique using observable market inputs or valuation technique using non-observable market inputs) as at December 31, 2012 and 2011.

Executive Officers

Dr. Hon Pak, Chief Executive Officer joined Diversinet in December 2011 and is responsible for the operation of the company with a focus on providing heathcare organizations with an agile secure mobile application platform for secure messaging.  Dr. Pak is a recently retired Chief Information Officer of the US Army Medical Department.  He was the Army’s first Chief Medical Information Officer prior to his promotion to CIO.  He also previously served as president of the American Telemedicine Association.  He has also headed the Advanced Information Technology Group within the Telemedicine and Advanced Technology Research Center, which has served as the U.S. Department of Defense health IT research and development arm.  Dr. Pak holds a medical degree from the Uniformed Services University of Health Sciences and completed a fellowship in dermatology at Walter Reed Army Medical Center. He is a distinguished graduate of the United States Military Academy.

David Hackett, Chief Financial Officer and Corporate Secretary joined Diversinet in 2002 having been the CFO and Corporate Secretary of Aucxis Corp.  Prior to that Mr. Hackett was CFO, Director and Corporate Secretary of EveryWare Development Inc.  Mr. Hackett was instrumental in raising numerous financing rounds and acquisitions, including the eventual sale of EveryWare to Pervasive Software Inc.  Mr. Hackett began his professional career as a Chartered Accountant at Ernst & Young.  He also holds a MBA with distinction from the Richard Ivey School of Business at The University of Western Ontario and a Bachelor of Arts (Honours) degree in Economics from Queen's University.

Board of Directors

Richard Eidinger has served as a Director since September 2010.  He is licensed to practice medicine in Canada and the United States. Dr. Eidinger has held executive positions with Aetna Health Plans and United Healthcare and currently is a Partner in the Life Sciences Practice of Heidrick & Struggles in the U.S.A.  Dr. Eidinger graduated from the University of Saskatchewan College of Medicine.  He completed training in Internal Medicine at the University of Western Ontario.  He was a Fellow in Gastroenterology at the UCLA School of Medicine and is certified by the American Board of Internal Medicine.  He also holds an M.B.A. from the Anderson Graduate School of Management at UCLA.

Bret Jorgensen has served as a Director and Chairman since July 2012. Mr. Jorgensen was most recently the CEO of MDVIP, a personalized healthcare company that was sold to Procter & Gamble in 2010.  Previously, as CEO, he restructured InSight Health, a diagnostic-imaging business and was co-founder and president of TheraTx Health Services.  Mr. Jorgensen also currently serves as chairman of Crossover Health, an innovative worksite health provider, and a board member of the Kravis Leadership Institute.  He is a strategic advisor to Qualcomm Life and Hello Health and has served as a director of several other public and private healthcare companies.

Gregory Milavsky has served as a Director since April 2007. Mr. Milavsky has over 20 years of corporate finance, investment banking and international private equity experience.  He was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments and is currently Senior Advisor of Canterbury Park Capital and Co-Founder of The Black Box Institute.  He holds an MBA with distinction from the Harvard Graduate School of Business Administration and a bachelor of applied science degree in civil engineering from the University of Toronto.

Hon Pak has served as Diversinet’s Chief Executive Officer since December 2011.

Philippe Tardif has served as a Director since March 2007.  Mr. Tardif is a partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.  He also advises on corporate governance matters and acts as advisor to special committees and boards of directors.  A past member of the Securities Advisory Committee to the Ontario Securities Commission and a member of the Securities Law Subcommittee of the Ontario Bar Association, Mr. Tardif was called to the Ontario Bar in 1987.

Albert Wahbe has served as a Director since July 2006 and CEO from April 2007 to December 2011 and Chairman from July 2006 to June 2012.  Mr. Wahbe was previously Executive Vice President and Group Head, Global Transaction Banking at Scotiabank.  Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.  Mr. Wahbe graduated from the Harvard University Graduate School of Business in 1998, completing the Advanced Management Program and International Senior Management Program.

James Wigdale has served as a Director since January, 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm's Chief Investment Officer.  Prior to Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co.  He holds a Bachelor of Science (Marketing) degree from Miami University of Ohio.

Diversinet Corp. 2235 Sheppard Avenue East Suite 1700 Toronto, Ontario Canada M2J 5B5 Tel: (416) 756-2324 Fax: (416) 756-7346 www.diversinet.com	Transfer Agent: Computershare Investor Services Inc. 100 University Avenue Toronto, Ontario Canada M5J 2Y1 Tel: 1-800-564-6253 www.computershare.com	Auditors: KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto, Ontario Canada M2P 2H3 Tel: (416) 228-7000	Traded on: TSX Venture Exchange OTC Bulletin Board Symbols: DIV (TSXV) DVNTF (OTCQB)

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF DIVERSINET CORP.

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

September 11, 2103

PROXY

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF DIVERSINET CORP. (the "Company")

TO BE HELD AT 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario on Wednesday September 11, 2013, at 10:00 AM

Appointment of Proxyholder

I/We being holder(s) of the Company hereby appoint: Hon Pak, Chief Executive Officer of the Company, or failing this person, David Hackett, Chief Financial Officer of the Company, or in the place of the foregoing, ______________________________ as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Diversinet Corp.  to be held at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario on Wednesday September 11, 2013, at the hour of 10:00 a.m. (Toronto time) and any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

		For	Withhold
1.	Election of Directors
01. Richard Eidinger
02. Bret Jorgensen
03. Greg Milavsky
04. Hon Pak
05. Philippe Tardif
06. Albert Wahbe
07. James Wigdale

		For	Withhold
2.	To appoint KPMG LLC as Auditors of the Company and authorize the Directors to fix their remuneration
		For	Against
3.	Special resolution: To approve as a special resolution, the sale of substantially all of the assets of the Corporation as described in the enclosed management information circular of the Corporation
		For	Against
4.

Special resolution:  To approve as a special resolution, (i) the voluntary winding up of the Corporation pursuant to the Business Corporations Act (Ontario) at a time to be determined by the Directors of the Corporation, (ii) the plan of liquidation and distribution substantially in the form attached hereto as Schedule C, and (iii) one or more distributions to shareholders of any remaining property of the Corporation under the voluntary winding up by way of a return of capital.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given in respect to the Meeting.  If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

Interim Financial Statements	Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.

Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

Form of Proxy - Annual and Special General Meeting to be held on September 11, 2103

This Form of Proxy is solicited by and on behalf of Management.

Notes to Proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Eastern Time, on September 9, 2013.